As filed with the Securities and Exchange Commission on February 7, 2001

Registration Statement No. 333-.....

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIGENE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of
incorporation or organization)

52-1536128
(IRS Employer Identification Number)

1201 Clopper Road

Gaithersburg, Maryland 20878
(301) 944-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles M. Fleischman

President, Chief Operating Officer
and Chief Financial Officer
Digene Corporation
1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Morris Cheston, Jr., Esquire

Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

Robert M. Thomas, Jr., Esquire
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498
(212) 558-4000

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common stock, $.01 per share	2,875,000	38.40625	$110,417,968.75	$27,605.00

(1)	Includes 375,000 shares that the Underwriters have the option to purchase from the Company to cover over–allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock as reported on the Nasdaq National Market on February 5, 2001.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

     The prospectus included in the registration statement relates to the securities registered pursuant to this Form S-3.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell or an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated February 7, 2001

2,500,000 Shares

Common Stock

        Digene Corporation is offering 2,125,000 of the shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 375,000 shares of common stock. Digene will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

      The common stock is listed on the Nasdaq National Market under the symbol “DIGE.” The last reported sale price of the common stock on January 30, 2001 was $39.125 per share.

      See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of the common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Digene	$	$

Proceeds, before expenses, to the selling stockholders	$	$

      To the extent that the underwriters sell more than 2,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 375,000 shares from Digene at the initial price to the public less the underwriting discount.

      The underwriters expect to deliver the shares against payment in New York, New York on                     , 2001.

Goldman, Sachs & Co.

SG Cowen

ABN AMRO Rothschild LLC

Prospectus dated           , 2001

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
COMMON STOCK PRICE RANGE AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Opinion of Ballard Spahr
Co-promotion Agreement
Consent of Ernst & Young

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including the documents incorporated by reference, and you should consider the information set forth under “Risk Factors.” Except as otherwise indicated herein or as otherwise set forth in the notes to Consolidated Financial Statements included elsewhere in this prospectus, all references to fiscal year refer to our fiscal year ending June 30, all other references to years refer to calendar years and all information in this prospectus assumes the underwriters’ over-allotment option is not exercised.

Overview

      We develop, manufacture and market our proprietary gene-based testing systems, using our patented Hybrid Capture technology, for the screening, monitoring and diagnosis of human diseases. We have applied our Hybrid Capture technology to develop diagnostic tests for human papillomavirus, or HPV, which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. Our HPV Test is the only FDA-approved and commercially available test for the detection of human papillomavirus. Our business strategy has three primary components:

•	Revolutionize the way cervical cancer screening is performed throughout the world by establishing our HPV Test as the new standard of care for cervical cancer screening.

•	Achieve greater market acceptance for our other gene-based diagnostic tests, such as our tests for the detection of chlamydia and gonorrhea, and develop additional gene-based tests.

•	Leverage the broad applicability of our Hybrid Capture technology to develop genomics research products, with applications in clinical testing and pharmaceutical research.

      We are recognized as the leader in HPV testing for cervical cancer, the second most common cancer among women worldwide. Unlike the Pap smear, which relies on a visual examination of a tissue sample to identify abnormal cells, our HPV Test uses signal amplified molecular technology to detect the presence of human papillomavirus. Our HPV Test eliminates the potential for misinterpreted results associated with the subjective, labor-intensive Pap smear. In the United States, we have made significant progress in establishing our HPV Test as a follow-up test to equivocal, or inconclusive, Pap smears. We are also actively pursuing regulatory approval for the use of our HPV Test domestically as a primary adjunctive screen for cervical cancer. Internationally, we continue to increase the market penetration of our HPV Test as a primary adjunctive cervical cancer screening test. We believe that our HPV Test has the potential to become the standard of care for cervical cancer screening worldwide, replacing the Pap smear as the primary method of cervical cancer screening. In fiscal year 2000, our HPV Test accounted for approximately 43% of our revenues.

      Data from independent clinical studies conducted around the world confirm the importance of HPV testing in cervical cancer screening. In the United States, the National Cancer Institute’s five-year ALTS trial, involving 5,000 women, evaluated the use of HPV testing following an equivocal Pap smear. The preliminary results show that our Hybrid Capture 2, or HC 2, HPV Test identified 96% of women with cervical disease, while the Pap smear identified 85%. Internationally, results from nine large-scale clinical trials involving an aggregate of more than 30,000 women have shown that our HPV Test is more sensitive than the Pap smear and that the two tests combined detect virtually all cervical disease in the population tested.

      We are using the infrastructure that we have established for our HPV Test to increase the market penetration of our other gene-based diagnostic tests, including our tests for the detection of chlamydia, gonorrhea, hepatitis B virus, or HBV, and cytomegalovirus, or CMV. We have developed the only FDA-approved tests for the simultaneous detection of chlamydia and gonorrhea infections, in addition to human papillomavirus, from a single patient sample. We believe the ability to perform multiple tests from a single patient sample provides greater convenience to patients and physicians and reduces healthcare costs by decreasing the frequency of patient visits and testing. We believe that by establishing ourselves as the leader in single-sample testing for a broader range of infectious diseases, we will increase the market penetration for our existing gene-based testing products. We will continue our research and development and commercialization efforts to expand our single-sample test platform and to develop additional diagnostic tests.

      We are also applying our unique Hybrid Capture technology platform to develop and commercialize products for clinical testing and pharmaceutical research. Our Hybrid Capture technology combines two of the most significant technologies in the life sciences industry, DNA/RNA probes and monoclonal antibodies, to allow rapid, standardized gene testing in virtually any laboratory setting. We believe that our Hybrid Capture technology has the potential to become the universal hybridization and detection gold standard in microarray-based genomics analysis, including gene expression and genetic variation.

      Our business strategy is to expand existing and penetrate new markets for our products and pursue additional opportunities for our Hybrid Capture technology. To implement our strategy, we intend to expand our sales and marketing infrastructure and increase our research and development efforts.

Recent Accomplishments

      We have recently achieved a number of important commercial, regulatory and other milestones.

•	Expanded adoption of our HPV Test. There has been an increase in the number of clinical laboratories in the United States offering our HPV Test, including national laboratories such as American Medical Laboratories, Laboratory Corporation of America, Quest Diagnostics and UniLab. These four national laboratories perform approximately 40% of the cervical cancer screening tests in the United States and are in the process of establishing HPV testing as an automatic follow-up to equivocal Pap smears.

•	Additional reimbursement coverage for our HPV Test. Third-party payors and managed care entities that provide health insurance coverage to 140 million people currently authorize reimbursement for our HPV Test, up from 50 million people in fiscal 1999. Kaiser Permanente initiated reimbursement coverage in May 2000 and Aetna U.S. Healthcare initiated reimbursement coverage in September 2000. The American Medical Association has assigned specific Current Procedural Terminology, or CPT™ codes, for HPV testing and the Health Care Financing Administration, or HCFA, has established Medicaid and Medicare reimbursement for our HPV Test.

•	Broadened our international presence. We have made significant progress in growing our international business, which accounted for 57% of our fiscal year 2000 revenues. In Germany, our largest European market, approximately 200 laboratories perform our HPV Test and acceptance of our test continues to grow. In November 2000, the Czech Republic became the first country to adopt HPV testing as a national primary screening test for cervical cancer. In the United Kingdom, our HPV Test is being used in a pilot program to use HPV testing as part of the national screening program for cervical cancer.

•	Continued regulatory progress. On December 8, 2000, the FDA conducted an informational panel meeting to explore the use and effectiveness of combined HPV and Pap smear testing as a primary adjunctive screening method for cervical cancer. In

March 2000, the FDA granted pre-market approval, or PMA, for our HC 2 HPV Test for high-risk testing and 510(k) marketing clearance for our combination HC 2 Chlamydia/ Gonorrhea Test.

•	Reinforced intellectual property position. We have continued to establish a patent-protected position in our Hybrid Capture technology and in HPV testing, with approximately 100 patents and pending applications for our technology and for the gene sequences used in certain of our products.

•	Established a co-promotion agreement with Cytyc Corporation. In January 2001, we entered into an exclusive agreement with Cytyc Corporation for the promotion of our HC 2 HPV Test for use with Cytyc’s ThinPrep® Pap Test™ in the United States and Puerto Rico. We will jointly promote the benefits of testing for human papillomavirus with our HPV Test directly from Cytyc’s ThinPrep Pap Test sample collection vial. Initially, Cytyc’s greater than 100-person physician sales force will promote the combined products to approximately 30,000 practicing gynecologists in the United States for equivocal Pap smears. Subject to FDA submission and approval, we intend to co-promote the combined products as the most effective primary screening method for cervical cancer.

Corporate Information

      We were incorporated in Delaware in 1987. Our principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878 and our telephone number is (301) 944-7000.

      “Digene” and “Hybrid Capture” are our registered trademarks and “Rapid Capture,” “HC,” “Hybrid Capture EAS” and “UCM” are also our trademarks. This prospectus includes trademarks and trade names of other companies.

The Offering

Common stock offered:

By Digene	2,125,000 shares

By the selling stockholders	375,000 shares

Common stock outstanding before the offering	16,684,666 shares

Common stock outstanding after the offering	18,818,238 shares

Use of proceeds to Digene	Research and development, sales and marketing, improve manufacturing efficiencies and facilitate scale-up of operations, potential acquisitions and general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	DIGE

Over-allotment option	We have granted the underwriters of this offering an option to purchase up to an additional 375,000 shares of common stock.

      The number of shares of common stock shown as offered and outstanding before the offering is given as of January 30, 2001 and excludes 3,076,831 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $15.82 per share. An additional 1,572,904 shares of common stock were reserved for issuance under our stock option plans as of January 30, 2001. The number of shares of common stock shown as offered and outstanding after the offering includes 8,572 shares of common stock to be sold by one of the selling stockholders upon the exercise after January 30, 2001 of stock options at a weighted average exercise price of $9.41 per share.

Summary Consolidated Financial Information

	Fiscal Year Ended June 30,

	1996	1997	1998	1999	2000
(Dollar and share amounts in thousands, except per share loss)
Statement of Operations Data:

Total revenues	$6,740	$10,060	$12,009	$17,467	$23,044

Cost of product sales	2,895	3,441	3,848	6,112	7,641

Gross margin on product sales	3,464	5,993	8,132	10,902	14,646

Research and development	2,430	4,131	5,285	4,643	6,123

Selling and marketing	2,095	5,236	10,057	10,531	10,930

Total operating expenses	9,460	17,461	25,266	27,393	31,190

Loss from operations	(2,720)	(7,401)	(13,257)	(9,926)	(8,146)

Net loss	(2,635)	(5,994)	(14,089)	(9,304)	(6,767)

Basic and diluted net loss per share	$(1.71)	$(0.53)	$(1.06)	$(0.65)	$(0.44)

Weighted average shares outstanding	1,545	11,394	13,236	14,354	15,296

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six Months Ended
	December 31,

	1999	2000
(Dollar and share amounts in thousands, except per share loss)

	(unaudited)

Statement of Operations Data:

Total revenues	$10,469	$14,927

Cost of product sales	3,310	6,024

Gross margin on product sales	6,870	8,368

Research and development	2,378	3,947

Selling and marketing	4,750	5,283

Total operating expenses	13,441	18,937

Loss from operations	(2,972)	(4,010)

Net loss	(2,704)	(3,493)

Basic and diluted net loss per share	$(0.18)	$(0.21)

Weighted average shares outstanding	14,647	16,404

	At December 31, 2000

		As
	Actual	Adjusted
(Dollar amounts in thousands)

	(unaudited)

Balance Sheet Data:

Cash, cash equivalents and short-term investments	$18,135	$95,770

Working capital	24,060	101,695

Total assets	34,442	112,077

Long-term debt, less current maturities	1,000	1,000

Total stockholders’ equity	28,311	105,946

      Basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding in all periods presented.

      Balance sheet data as adjusted reflects the sale by us of 2,125,000 shares of common stock pursuant to this offering at an assumed initial price to the public of $39.125 per share and the application of our estimated net proceeds therefrom. The balance sheet data as adjusted also reflects the exercise of options to purchase an aggregate of 25,049 shares of common stock by three of the selling stockholders at a weighted average exercise price of $4.30 per share.

RISK FACTORS

      You should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus, before deciding to invest in our common stock.

We have incurred net losses to date and need to continue to spend substantial funds. We may not become profitable.

      We have had substantial operating losses since incorporation in 1987 and we have never earned a profit. At December 31, 2000, our accumulated deficit was approximately $59.0 million. These losses have resulted principally from:

•	expenses associated with our research and development programs;

•	our sales and marketing activities in the United States and abroad; and

•	other expenses, including administrative and facilities costs.

Notwithstanding the additional funding resulting from the proceeds of this offering, we expect to continue to incur operating losses in fiscal years 2001 and 2002 and can make no assurance that we will generate sufficient revenues to become profitable by the end of fiscal year 2002 or thereafter.

Our HPV Test and other products may not be fully accepted by physicians, laboratories and health insurance providers.

      Our growth and success will depend upon market acceptance by physicians, laboratories and health insurance providers of our HPV Test as a primary cervical cancer screening method and as a follow-up screening method for women with equivocal Pap smears. This requires acceptance of our HPV Test as a clinically useful and cost-effective alternative to well-established primary screens and follow-up procedures, such as the Pap smear, colposcopy and biopsy. Because HPV testing applies a new gene-based technology and testing approach, our HPV Test may not be readily accepted.

      Furthermore, technological advancements designed to improve quality control over sample collection and preservation and to reduce the Pap smear’s susceptibility to human error may increase physician reliance on the Pap smear and solidify its market position. In particular, if marketed as an adjunct to the Pap smear for primary screening in the United States, our HPV Test may be seen as adding unnecessary expense to the generally accepted cervical cancer screening methodology. Consequently, we can provide no assurance that we will be able to achieve market acceptance of our HPV Test as a primary or secondary screening test.

      The success of any of our other products or product candidates is similarly dependent upon acceptance by physicians, laboratories and health insurance providers.

Our sales are highly dependent on a single international distributor.

      In May 1999, we entered into an exclusive marketing and distribution agreement with Abbott Laboratories for the sale and marketing of our HPV Test and other Hybrid Capture products in Europe, Africa and the Middle East and our HC 2 Chlamydia and Gonorrhea Tests in the United States. For fiscal year 2000, we derived 39% of our total revenues from sales to Abbott and we expect that such sales will constitute a significant portion of our total revenues for the foreseeable future. Our revenues and operating results could be hurt by:

•	the inability of Abbott to successfully market our products;

•	the loss of Abbott’s sales and marketing infrastructure; or

•	any other adverse change in our relationship with Abbott.

Our sales are highly dependent on reimbursements from third-party payors.

      Sales of our products in the United States and other markets will depend, in large part, on the availability of adequate reimbursement to users of our tests from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests incorporating new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on medical suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

      Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results.

Our international sales are subject to currency, market and regulatory risks that are beyond our control.

      For fiscal year 2000, we derived approximately 51% of our consolidated revenues from the international sales of our products and services in foreign currencies and we expect that international sales will continue to account for a large portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and may hurt our revenues and results of operations.

      In particular, we sell products in, and derive revenues from, less economically developed countries. Many of these countries have suffered from economic and political crisis or instability. During such times, the value of local currency in such countries has decreased, sometimes dramatically, negatively impacting our average unit prices, at the same time that unit sales of our products have also decreased in such countries. In the past, this has adversely affected our revenues and operating results. There is no guarantee that future economic and political instability in foreign countries will not affect demand for our products and the value of the local currency, and thus, negatively affect our revenues and results of operations.

      The extent and complexity of medical products regulation are increasing worldwide, particularly in Europe, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.

We have limited manufacturing experience and may encounter difficulties expanding our operations. We depend on a single, newly-established facility for the manufacture of all of our products.

      We have limited commercial manufacturing experience and capabilities. If product sales increase, we will have to scale-up our manufacturing processes and facilities. We may encounter difficulties in scaling-up certain manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, our ability to meet product demand may be impaired or delayed.

      In April 2000, we relocated our manufacturing operations to our new facility in Gaithersburg, Maryland. Difficulties in integrating our manufacturing operations into this facility have included equipment installation and validation efforts, employee turnover and other activities that have limited the ability to utilize our manufacturing resources effectively, all of which have, and may result in, problems involving reduced production yield, quality difficulties, excessive disposal and inventory backorders. This facility is subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including requirements for good manufacturing practices, or GMPs. We may encounter difficulties expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.

      We face risks inherent in operating as a single facility for the manufacture of our products. These risks include unforeseen plant shutdowns due to personnel, equipment or other factors, and the resulting inability to meet customer orders on a timely basis.

Our competitive position depends on protection of our intellectual property. If this protection is not sufficiently available, our business may be harmed.

      Our ability to develop and commercialize products and to compete and achieve profitability is affected by our ability to protect our proprietary technology and other intellectual property. Our ability to protect our intellectual property is affected by the following factors:

•	we may be unable to obtain additional patent protection for our products and technologies in the United States and abroad;

•	competitors may challenge, invalidate or infringe our issued patents;

•	others may develop similar products or technologies that will compete with our products or technologies without infringing upon our intellectual property rights;

•	we may fall out of compliance with, and thereby lose, licenses to gene sequences and other important technology required to sell our products and product candidates;

•	there may be unauthorized or inadvertent disclosure or use of our trade secrets, know-how or other unpatented proprietary information, discoveries or methods;

•	there is significant legal uncertainty in the United States and abroad regarding the patentability of gene sequences and the validity and scope of gene patents; and

•	government authorities in the United States and abroad could restrict the patentability of gene sequences and other genetic information or technology and courts could invalidate or restrict the scope of patents granted in this area.

If we are unable to protect our intellectual property, we will be limited in our ability to commercialize products and compete, which will harm our results of operations and ability to become profitable.

Third parties may own or control patents or patent applications that are related to our current or proposed products or processes, which would require us to obtain a royalty-bearing license or which will prevent us from commercializing such products.

      We may not have rights under some patents or patent applications related to our products or product candidates that are held by third parties. We have in-licensed patents to a number of cancer-causing human papillomavirus types, which, together with the patents to cancer-causing human papillomavirus types that we own, provide us with a competitive advantage. We may lose this competitive advantage if these licenses terminate or if the patents licensed thereunder expire or are declared invalid.

      In addition, we may discover that we need to obtain rights to a patent in order to begin or continue selling a product. There are no guarantees that we would be able to obtain such rights on commercially reasonable terms or at all.

We may inadvertently infringe the intellectual property rights of third parties and become involved in expensive intellectual property litigation. This could impose a significant strain on our resources and could prevent us from developing or marketing our products.

      There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries because of the uncertainties and complex legal, scientific and factual questions related to the protection of intellectual property. We have received inquiries regarding possible patent infringements relating to, among other things, certain aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. However, we may be subject to further claims that our technology, including our Hybrid Capture technology, or our products infringe the patents or proprietary rights of third parties. In addition, we have licenses to various patents covering intellectual property that we use in conjunction with certain applications of our Hybrid Capture technology. Third parties may have claims to these patents. An adverse outcome to such claims could subject us to significant liabilities to third parties or require us to obtain royalty-bearing licenses from third parties, cease sales of related products or revise the applications or products which employ the patented technology. Any licenses required for any such third party patents or proprietary rights may not be made available to us on commercially reasonable terms, if at all. Furthermore, there is no assurance that the necessary revisions to applications or products could be made. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings are often expensive and time-consuming, even if we were to prevail. We cannot assure you that we will not become involved in litigation with any party.

      In June 1999, Enzo Biochem, Inc. filed an action in the United States District Court for the State of New York against the following defendants, Chugai Pharmaceutical Co., Ltd and its subsidiaries, Chugai Pharma U.S.A., Inc. and Gen-Probe Incorporated, bioMerieux, Inc. and Becton, Dickinson and Company for infringement of Enzo’s United States patent no. 4,900,659. In January 2001, the court granted a summary judgment motion in favor of each of the defendants. In October 1999, Enzo contacted us to determine whether our HC 2 Gonorrhea Test might infringe such patent. We have evaluated this matter and its potential impact on our Gonorrhea Test. After consultation with our patent counsel, we believe that the Enzo United States patent is invalid. Our discussions with Enzo are continuing. We cannot assure you that we will not become involved in litigation with Enzo or seek a license from Enzo.

We are subject to extensive government regulation and may not obtain approval or clearance for our products and product candidates.

      Our products and product candidates are medical devices subject to extensive regulation by the United States Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act. International governmental bodies have similar, extensive regulations. FDA regulations govern, among other things, the activities that we perform, including product development, product testing, product labeling, product storage, pre-market clearance or approval, advertising, promotion, product sales and distribution.

      Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or PMA approval from the FDA prior to marketing. The 510(k) clearance pathway usually takes from one to twelve months, but can take longer. The PMA approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but can also take longer.

      We will be required to obtain PMA approval to market our HPV Test for use as a primary adjunctive cervical cancer screening test in the United States, either separate from or in conjunction with the Pap smear. We cannot provide assurance that PMA approval for this indication can be obtained in a timely fashion or at all.

      Our cleared or approved devices are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or PMA approval of product candidates;

•	withdrawal of 510(k) clearance or PMA approval already granted; and

•	criminal prosecution.

The FDA also has the authority to require repair, replacement or refund of the cost of any medical device that we have manufactured or distributed. Any enforcement action by the FDA may also affect our ability to commercially distribute our products in the United States.

      We, or recipients of our products that are limited to research use only, may fail to comply with the user certification requirements and other regulatory limitations placed on the distribution and use of these devices, which could result in an enforcement action by the FDA against us. An enforcement action could include sanctions and also could adversely affect our ability to conduct the clinical trials necessary to support marketing clearance or approval of these products.

Our strategy to develop and commercialize our products and product candidates is dependent in part on collaborations with third parties.

      We have entered into and intend to continue to enter into corporate collaborations for the development of new products, clinical collaborations with respect to trials using our products and product candidates and strategic alliances for the distribution and co-promotion of our Hybrid Capture systems and tests. Our success depends in large part on the efforts of these third parties in performing their responsibilities. We cannot assure you that we will be able to enter into arrangements necessary to develop and commercialize our products or that we will realize any of the contemplated benefits from these arrangements. Furthermore, we cannot assure you that we will derive revenues or profits from our collaborative or other arrangements.

Single suppliers or a limited number of suppliers provide certain key components of our products.

      Several key components of our products come from, or are manufactured for us by, a single supplier or limited number of suppliers. This applies in particular to three components: first, the supply of chemiluminescent substrates used as detection reagents, second, the Rapid Capture System that serves as the automation platform for our next-generation high-throughput Hybrid Capture tests and third, the antibodies that specifically recognize and bind to the RNA:DNA hybrids. We acquire some of these and other key components on a purchase-order basis, meaning that the supplier is not required to supply us with specified quantities over longer periods of time or set-aside part of its inventory for our forecasted requirements. We have not arranged for alternative supply sources for certain of these components. If our product sales increase beyond the forecast levels, or if our suppliers are unable or unwilling to supply us on commercially acceptable terms, we may not have access to sufficient quantities of key components on a timely basis and may be unable to satisfy product demand.

      In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our products or technology to incorporate alternate components. The incorporation of new components into our products may require us to seek approvals from the FDA or foreign regulatory agencies prior to commercialization. We can provide no assurance that this development would be successful or that, if developed by us or licensed from third parties, any alternative components would receive requisite regulatory approval on a timely basis, or at all.

Our operating results have fluctuated and may continue to fluctuate significantly.

      Our quarterly operating results have fluctuated significantly in the past. We believe that these results may continue to fluctuate significantly in the future with lower product revenues in our first and second fiscal quarters (July 1 through December 31) as compared with our third and fourth quarters of each fiscal year. The lower demand for certain women’s health-related medical procedures during the summer months and the December holiday season in the United States and Europe primarily causes this fluctuation.

      In addition, our quarterly operating results, as well as our annual results, may fluctuate from period to period due to:

•	the timing of our expenditures, such as research and development and marketing;

•	variations in our distribution channels or purchasing patterns;

•	the degree of market acceptance of our products;

•	currency exchange rates;

•	the timing of regulatory approvals and other regulatory decisions;

•	the timing of new product introductions by us and our competitors; and

•	product obsolescence resulting from new product introductions.

Due to any one or more of these or other factors, in one or more future quarters, our results of operations may fall below the expectations of securities analysts or investors.

We may not be able to manage the growth of our business.

      We currently have limited management, technical and administrative resources. If we are successful in implementing our business strategy, we may experience a period of rapid growth and expansion that could place significant additional demands on our management, technical and administrative resources. As a result, we may not be able to manage the growth of our business.

We may be exposed to product liability claims, possible product recalls and improper product usage for which our insurance may be inadequate.

      We may be exposed to liability claims arising from the use of our products and the commercial sale of our products, as well as from the use of our products or product candidates in clinical trials. Consumers, our collaborators or licensees or parties selling our products may bring these claims. We currently carry product liability insurance coverage with a combined single limit of $10,000,000. We can provide no assurance that this coverage will be adequate to protect us against future product liability claims or that product liability insurance will be available to us in the future on commercially reasonable terms, if at all. Furthermore, we can provide no assurance that we will be able to avoid significant product liability claims, product recalls and adverse publicity.

We may need to raise additional funds in the future.

      If funds generated from our operations, together with our existing capital resources and our net proceeds from this offering, are insufficient to meet current or future operating or capital requirements, we will have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others or through alternative sources. We do not have any committed sources of additional financing and we cannot provide assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to certain of our technologies, product candidates, products or potential markets. Therefore, the inability to obtain adequate funds could have a material adverse impact on our business, financial condition or results of operations.

We face intense competition in our industry.

      The medical diagnostics and biotechnology industries are subject to intense competition. We can provide no assurance that we will be able to compete successfully against existing or future competitors. For certain of our tests, we also compete against existing detection, screening and monitoring technologies, including the Pap smear, tissue culture and molecular diagnostic methodologies.

      Our existing and potential competitors may be able to develop technologies that are as effective as, or more effective or easier to interpret than, those offered by us, which would render our products noncompetitive or obsolete. Moreover, many of our existing and potential competitors have substantially greater financial, research and development, marketing, sales, manufacturing, distribution and technological resources than us.

      In addition, many of these companies may have established third-party reimbursement for their products. In marketing our HPV Test for primary cervical cancer screening either in conjunction with or separate from the Pap smear, our test will compete against the Pap smear, which is widely accepted as an inexpensive and, with routine use and skilled cytotechnologists, adequate screening test for cervical cancer. Additionally, in marketing our HPV Test for the follow-up screening of women with equivocal Pap smears in the United States, we compete with follow-up procedures, such as Pap smear re-testing, colposcopy and biopsy, which are also widely accepted and have a long history of use.

      We face competition from a variety of technologies in the blood virus market. There are several advanced technologies commercially available for the detection and viral load measurement of hepatitis B virus, cytomegalovirus and other blood virus products that we might develop. Additionally, some of our competitors are developing emerging DNA probe amplification technologies to detect cytomegalovirus.

      In the genomics research area, we also operate in a competitive and dynamic environment. Many of our potential competitors in these markets have greater commercial experience and substantially greater financial, technical and personnel resources than we currently do.

Members of our management together own a controlling interest in us.

      As of January 30, 2001, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 31.2%, or 26.0%, as adjusted for this offering, of our outstanding shares of common stock. As a result, these officers, acting together, effectively control the election of directors and matters requiring approval by our stockholders.

Our business is dependent on the retention of management and key personnel.

      We are highly dependent on the principal members of our management and scientific staff, which have been a driving force in growing our business and establishing our HPV Test as a clinically useful alternative for the screening of cervical cancer. Other members of our staff are also important to the development of the products and services required to implement our business strategy. The loss of any of these persons’ expertise would be difficult to replace.

      In general, our success is dependent upon the skill, knowledge and experience of our current and future scientific and technical personnel. Competition for the highly qualified personnel our business requires is intense, particularly in the areas of information technologies and biology. The process of hiring suitably qualified personnel is often lengthy. We may experience difficulties in recruiting the personnel we need on a timely basis. Any loss of the services of key personnel, or any inability to attract and retain the additional employees with the expertise our business requires, could have a material adverse effect on our business.

      Our intellectual property is developed and discovered by, and our success is dependent upon, the skill, knowledge, and experience of our scientific and technical personnel. To help protect our rights, we require most employees, consultants, advisors and collaborators to enter into confidentiality agreements that require disclosure and, in most cases, assignment to us of their ideas, developments, discoveries and inventions and prohibit the disclosure of confidential information to third parties. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We have adopted antitakeover provisions that may affect the market price of our common stock.

      Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. Our certificate of incorporation also provides for staggered terms for members of the board of directors. Further, we are subject to provisions of Delaware corporate law, which, subject to certain exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock, referred to as an interested stockholder, for a period of three years following the date that such person became an interested stockholder, unless the business combination is approved in a prescribed manner. Additionally, our bylaws establish an advance-notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of Delaware law and of our certificate of incorporation and bylaws may have the effect of delaying, deterring or preventing a change in our control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price and the voting and other rights of the holders of our common stock.

Our business involves potentially harmful biological, chemical and other hazardous materials. This requires continuous compliance expenditure and may give rise to liabilities that exceed our resources.

      Our manufacturing and research and development activities involve the use of biological, chemical and other hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for resulting damages, and any liability could exceed our resources. We are subject to numerous laws and regulations governing air emissions, wastewater discharges and the use, storage, handling and disposal of hazardous materials and waste products. The cost of compliance with these and future laws and regulations could be significant.

FORWARD-LOOKING STATEMENTS

      This prospectus contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “continue to,” “establish,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

      The net proceeds to us from this offering of 2,125,000 shares of common stock is estimated to be approximately $77,500,000 ($91,300,000 if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We intend to use the net proceeds for research and development, sales and marketing, improve manufacturing efficiencies and facilitate scale-up of operations and other general corporate purposes. We may also use a portion of our net proceeds from this offering to acquire businesses, technologies or products that are complimentary to our business. We currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisitions.

COMMON STOCK PRICE RANGE AND DIVIDENDS

      Since our initial public offering of common stock on May 22, 1996, our common stock has been traded on the Nasdaq National Market under the symbol “DIGE.” The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices per share for our common stock, as reported by the Nasdaq National Market.

	High	Low

Fiscal 2001

Third quarter (through January 30, 2001)	$44.688	$31.875

Second quarter	45.000	31.188

First quarter	44.875	32.500

Fiscal 2000

Fourth quarter	$51.625	$25.250

Third quarter	58.500	15.750

Second quarter	20.125	11.250

First quarter	14.500	8.250

Fiscal 1999

Fourth quarter	$15.125	$6.250

Third quarter	9.125	5.250

Second quarter	7.125	5.625

First quarter	11.000	6.500

      On January 30, 2001 the closing sale price per share for our common stock, as reported by the Nasdaq National Market, was $39.125. As of January 30, 2001 our common stock was held by 159 holders of record.

      We have never paid dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2000 (1) on an actual basis and (2) as adjusted to reflect (i) the sale by us of 2,125,000 shares of common stock pursuant to this offering at an assumed initial price to the public of $39.125 per share and the application of our estimated net proceeds therefrom, (ii) the issuance of 16,477 shares of common stock upon the exercise of options by three of the selling stockholders before the date of this prospectus at a weighted average exercise price of $1.65 per share and (iii) the issuance of 8,572 shares of common stock upon the exercise of options by one of the selling stockholders after the date of the prospectus at a weighted average exercise price of $9.41 per share. This table should be read in conjunction with the Consolidated Financial Statements and the related notes for the fiscal year ended June 30, 2000 and for the six months ended December 31, 2000, included elsewhere in this prospectus.

	December 31, 2000

	Actual	As Adjusted

	(dollars in thousands)

Long-term debt, less current maturities	$1,000	$1,000

Stockholders’ equity:

Preferred stock, $0.10 par value, 1,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—

Common stock, $0.01 par value, 50,000,000 shares authorized; 16,628,467 shares issued and outstanding, actual and 18,778,516 shares issued and outstanding, as adjusted	166	188

Additional paid-in capital	87,206	164,819

Deferred stock compensation	(80)	(80)

Accumulated deficit	(58,981)	(58,981)

Total stockholders’ equity	28,311	105,946

Total capitalization	$29,311	$106,946

      The number of shares issued and outstanding as of December 31, 2000 excludes 3,089,720 shares (3,064,671 shares, as adjusted) of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $15.27 per share ($15.36, as adjusted). An additional 1,617,404 shares of common stock were reserved for issuance under our stock option plans as of December 31, 2000.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated financial data set forth below with respect to our Consolidated Statements of Operations for the fiscal years ended June 30, 1998, 1999 and 2000 and with respect to our Consolidated Balance Sheets at June 30, 1999 and 2000 are derived from our audited Consolidated Financial Statements, which are included elsewhere in this prospectus. The selected consolidated financial data set forth below with respect to our Consolidated Statements of Operations for the six months ended December 31, 1999 and 2000 and with respect to our Consolidated Balance Sheets at December 31, 2000 are derived from our unaudited Consolidated Financial Statements, which are included elsewhere in this prospectus. The unaudited Consolidated Financial Statements include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. Consolidated Statements of Operations data for the fiscal years ended June 30, 1996 and 1997 and Consolidated Balance Sheet data at June 30, 1996, 1997 and 1998 are derived from our audited Consolidated Financial Statements not included herein. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto included elsewhere in this prospectus.

						Six Months Ended
	Fiscal Year Ended June 30,					December 31,

(Dollar and share amounts in thousands, except per share	1996	1997	1998	1999	2000	1999	2000
loss)

						(unaudited)

Statement of Operations Data:

Revenues:

Product sales	$6,359	$9,434	$11,980	$17,014	$22,287	$10,180	$14,392

Research and development contracts	381	626	29	453	757	289	535

Total revenues	6,740	10,060	12,009	17,467	23,044	10,469	14,927

Costs and expenses:

Cost of product sales	2,895	3,441	3,848	6,112	7,641	3,310	6,024

Research and development	2,430	4,131	5,285	4,643	6,123	2,378	3,947

Selling and marketing	2,095	5,236	10,057	10,531	10,930	4,750	5,283

General and administrative	1,792	4,412	5,690	5,957	6,346	2,928	3,608

Amortization of intangible assets	248	241	386	150	150	75	75

Loss from operations	(2,720)	(7,401)	(13,257)	(9,926)	(8,146)	(2,972)	(4,010)

Other income (expense)	40	(36)	(83)	(184)	513	(39)	(3)

Interest expense	(207)	(84)	(164)	(30)	—	—	(1)

Interest income	252	1,527	1,378	985	1,050	425	579

Loss from operations before income taxes	(2,635)	(5,994)	(12,126)	(9,155)	(6,583)	(2,586)	(3,435)

Provision for income taxes	—	—	48	149	184	118	58

Net loss before cumulative effect of a change in accounting principle	(2,635)	(5,994)	(12,174)	(9,304)	(6,767)	(2,704)	(3,493)

Cumulative effect of a change in accounting principle	—	—	(1,915)	—	—	—	—

Net loss	$(2,635)	$(5,994)	$(14,089)	$(9,304)	$(6,767)	$(2,704)	$(3,493)

Basic and diluted net loss per share	$(1.71)	$(0.53)	$(1.06)	$(0.65)	$(0.44)	$(0.18)	$(0.21)

Weighted average shares outstanding	1,545	11,394	13,236	14,354	15,296	14,647	16,404

Balance Sheet Data (at period end):

Cash, cash equivalents and short-term investments	$28,575	$19,514	$25,512	$18,281	$20,214	$25,440	$18,135

Working capital	29,616	21,299	28,428	20,499	24,268	28,065	24,060

Total assets	33,174	30,207	35,440	28,108	35,785	33,501	34,442

Long-term debt, less current maturities	152	553	—	—	—	—	1,000

Total stockholders’ equity	30,119	24,266	31,099	23,687	29,425	31,997	28,311

      Basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding in all periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain “forward-looking statements” within the meaning of the Securities Act based on our current expectations, assumptions, estimates and projections about our business and our industry, including any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors” and elsewhere in this prospectus.

Overview

      Since our incorporation in 1987, we have devoted substantially all of our resources to developing, manufacturing and marketing our proprietary gene-based testing systems, using our patented Hybrid Capture technology, for the screening, monitoring and diagnosis of human diseases. Since our inception, we have incurred substantial operating losses, resulting principally from expenses associated with our research and development programs, including preclinical studies, clinical trials and regulatory submissions for our products and the expansion of our manufacturing facilities and our global sales and marketing activities.

      Our revenues to a significant extent have been derived from the sales of our HPV Test, which, for fiscal year 2000, accounted for 43% of total revenues and, for the six months ended December 31, 2000, accounted for 48% of total revenues. We expect that the growing acceptance of our HPV Test in both the United States and abroad will accelerate the growth in revenues from our HPV Test in the future.

      In the six months ended December 31, 2000, our gross margin has been negatively impacted by the relocation to our new facility, including equipment installation and validation efforts, employee turnover and other activities, which limited the ability to utilize our manufacturing resources effectively, resulting in reduced production yield, quality difficulties, excessive disposal and inventory backorders. Our gross margin has also been impacted by decreases in foreign currency translation rates and reductions in average unit pricing of certain products as we have attempted to increase our market penetration. We expect that currency fluctuation and changes in unit prices will continue to effect our business in the future. However, we expect that the integration of our operations will be substantially complete before the end of fiscal year 2001.

      We believe that increasing our investment in research and development and sales and marketing will be essential to allow us to capitalize more fully on the potential of our HPV Test and our core technology. We intend to devote resources to research and development in the area of genomics. We also expect to increase our expenditures in the development of our next-generation Hybrid Capture 3 platform and HPV screening clinical trial activities. Accordingly, we expect that research and development expenses will increase substantially over the next several quarters.

      Our sales and marketing expenditures have been focused on accelerating the adoption of HPV testing worldwide. We intend to capitalize on the growing acceptance of our HPV Test in the United States and abroad by physicians, laboratories and health insurance providers by materially increasing expenditures on sales and marketing over the next several quarters. The increase in expenditures will be primarily directed to the improvement of physician education and consumer awareness, as well as additional promotion and advertising.

      We expect our general and administrative expenses to increase materially to provide adequate infrastructure to support our increased research and development and sales and marketing activities and to support the overall growth of our business.

      As a result of these increases in expenditures, we expect our operating losses to continue through fiscal year 2002 with a turn to profitability toward the end of fiscal year 2002. There can be no assurance that we will meet this goal.

Results of Operations

Comparison of Six Months Ended December 31, 2000 to Six Months Ended December 31, 1999

      Product sales increased to approximately $14,392,000 for the six-month period ended December 31, 2000 from approximately $10,180,000 for the corresponding period in 1999. The increase was due primarily to increased sales of our Hybrid Capture HPV tests, resulting primarily from increases in volume, partially offset by decreases in average unit prices, as well as increased sales of equipment.

      Research and development contract revenues increased to approximately $535,000 for the six-month period ended December 31, 2000 from approximately $289,000 for the corresponding period in 1999. The increase was due primarily to recognition of royalty revenue under certain contracts.

      Cost of product sales increased to approximately $6,024,000 for the six-month period ended December 31, 2000 from approximately $3,310,000 for the corresponding period in 1999. Gross margin on product sales decreased to 58.1% for the six-month period ended December 31, 2000 from 67.5% for the corresponding period in 1999. The decrease was primarily a result of the negative impact to product yield and quality associated with the relocation to our new facility, product mix and the impact of foreign exchange rates on our average unit prices.

      Research and development expenses increased to approximately $3,947,000 for the six-month period ended December 31, 2000 from approximately $2,378,000 for the corresponding period in 1999. The increase was due primarily to increases in personnel and facilities costs, clinical trials, outside professional fees and laboratory supplies.

      Selling and marketing expenses increased to approximately $5,283,000 for the six-month period ended December 31, 2000 from approximately $4,750,000 for the corresponding period in 1999. The increase was due primarily to increases in personnel and travel costs in conjunction with our efforts to increase product sales, as well as increases in facilities costs.

      General and administrative expenses increased to approximately $3,608,000 for the six-month period ended December 31, 2000 from approximately $2,928,000 for the corresponding period in 1999. The increase was due primarily to increases in personnel and facilities costs, as well as professional fees.

      Interest income increased to approximately $579,000 for the six-month period ended December 31, 2000 from approximately $425,000 for the corresponding period in 1999. The increase was due to higher average cash and cash equivalents balances, primarily as a result of the investment of the proceeds of our private placement completed in December 1999, partially offset by negative cash flows from operations.

     Comparison of Fiscal Year Ended June 30, 2000 to Fiscal Year Ended June 30, 1999

      Product sales increased to approximately $22,287,000 in fiscal 2000 from approximately $17,014,000 in fiscal 1999. The increase was due primarily to increased sales of our Hybrid Capture tests, primarily HPV and HBV tests and related equipment, partially offset by lower sales of our non-core products.

      Research and development contract revenues increased to approximately $757,000 in fiscal 2000 from approximately $453,000 in fiscal 1999 due primarily to our performance of services on several new contracts.

      Cost of product sales increased to approximately $7,641,000 in fiscal 2000 from approximately $6,112,000 in fiscal 1999 due primarily to increased sales volume. Gross margin on product sales increased to 65.7% in fiscal 2000 from 64.1% in fiscal 1999. This increase was due primarily to increased sales volume of our Hybrid Capture tests, partially offset by lower average unit prices.

      Research and development expenses increased to approximately $6,123,000 in fiscal 2000 from approximately $4,643,000 in fiscal 1999 due primarily to increases in facilities costs, clinical trials, outside professional fees and laboratory supplies.

      Selling and marketing expenses increased to approximately $10,930,000 in fiscal 2000 from approximately $10,531,000 in fiscal 1999 due primarily to increased royalty expenses as a result of increases in product sales, as well as increases in travel and outside professional fees, partially offset by decreases in personnel costs.

      General and administrative expenses increased to approximately $6,346,000 in fiscal 2000 from approximately $5,957,000 in fiscal 1999, due primarily to increases in personnel costs and professional fees, partially offset by relatively lower facility costs as compared with the prior year when accrual for expenses related to the occupation of our new facility peaked.

      Amortization of intangible assets remained constant at approximately $150,000 in fiscal years 2000 and 1999.

      Interest expense decreased to approximately zero in fiscal 2000 from approximately $30,000 in fiscal 1999 due primarily to the repayment in December 1998 of debt incurred in February 1997.

      Interest income increased to approximately $1,050,000 in fiscal 2000 from approximately $985,000 in fiscal 1999 due primarily to higher average cash and cash equivalents balances primarily as a result of the investment of the proceeds of our private placement completed in December 1999, partially offset by negative cash flows from operations.

     Comparison of Fiscal Year Ended June 30, 1999 to Fiscal Year Ended June 30, 1998

      Product sales increased to approximately $17,014,000 in fiscal 1999 from approximately $11,980,000 in fiscal 1998. The increase was due primarily to increased sales of our Hybrid Capture tests, primarily HPV tests and related equipment, partially offset by lower sales of our non-core products.

      Research and development contract revenues increased to approximately $453,000 in fiscal 1999 from approximately $29,000 in fiscal 1998 due primarily to our performance during the entire fiscal year under a major research contract with the National Institutes of Health for the development of tests for herpes simplex virus.

      Cost of product sales increased to approximately $6,112,000 in fiscal 1999 from approximately $3,848,000 in fiscal 1998 due primarily to increased sales volume. Gross margin on product sales decreased to 64.1% in fiscal 1999 from 67.9% in fiscal 1998. This decrease was due primarily to increased sales of lower-margin equipment and increased write-offs for inventory obsolescence, partially offset by improved manufacturing efficiencies and product pricing.

      Research and development expenses decreased to approximately $4,643,000 in fiscal 1999 from approximately $5,285,000 in fiscal 1998 due primarily to reductions in expenditures for clinical trials and laboratory supplies, partially offset by higher personnel costs.

      Selling and marketing expenses increased to approximately $10,531,000 in fiscal 1999 from approximately $10,057,000 in fiscal 1998 due to increases in European sales and marketing programs, partially offset by decreases in expenditures in the United States associated with lower personnel costs.

      General and administrative expenses increased to approximately $5,957,000 in fiscal 1999 from approximately $5,690,000 in fiscal 1998, due primarily to costs associated with the January 2000 move to our new facility in Gaithersburg, Maryland, as well as increases in professional services expense, partially offset by a reduction in bad debt expense.

      Amortization of intangible assets decreased to approximately $150,000 in fiscal 1999 from approximately $386,000 in fiscal 1998, due primarily to the write-off of certain intangible assets in fiscal 1998, partially offset by amortization expense attributable to goodwill associated with our acquisition of Viropath, B.V. on July 1, 1998.

      Interest expense decreased to approximately $30,000 in fiscal 1999 from approximately $164,000 in fiscal 1998 due primarily to the repayment in December 1998 of debt incurred in February 1997.

      Interest income decreased to approximately $985,000 in fiscal 1999 from approximately $1,378,000 in fiscal 1998 due primarily to lower average cash and cash equivalents balances primarily as a result of negative cash flows from operations.

Liquidity and Capital Resources

      Since inception, our expenses have significantly exceeded our revenues, resulting in an accumulated deficit of approximately $58,981,000 at December 31, 2000.

      We have funded our operations primarily through the sale of equity securities and revenues from product sales and research and development contracts. At December 31, 2000, our cash, cash equivalents and short-term investments aggregated approximately $18,135,000. Net cash used in our operating activities was approximately $8,410,000 for the fiscal year ended June 30, 2000 and approximately $4,422,000 for the six months ended December 31, 2000.

      Capital expenditures increased to approximately $2,307,000 in fiscal 2000 from approximately $934,000 in fiscal 1999. The increase was due primarily to expenditures associated with our occupation of our new leased facility in Gaithersburg, Maryland. Capital expenditures increased to approximately $1,060,000 for the six months ended December 31, 2000 from approximately $497,000 for the corresponding period in 1999. The increase was due primarily to the acquisition of laboratory equipment to support the launch of our Rapid Capture System.

      On December 23, 1999, we completed a private placement of 900,000 shares of our common stock, the net proceeds of which, after placement agent fees and expenses, were $10,354,000.

      In February 2000, we received an equipment loan facility of $1,000,000 from the State of Maryland. Approximately $503,000 worth of fixed asset additions, previously financed with cash, was converted to this facility during July 2000. The remaining $497,000 in funding available under this facility was borrowed during September 2000.

      On March 24, 2000, we completed the sale of our Molecular Biology Reagents, or MBR, product line and related assets to KD Medical, Inc. This transaction involved the sale of our MBR product line and the associated manufacturing equipment, as well as the raw material and finished goods inventory for the product line. As consideration for this sale, we received $200,000 in cash and a promissory note in the amount of $400,000 payable in monthly installments of $20,000 plus 8% accrued interest from July 1, 2000 through February 1, 2002. We recorded a gain of approximately $515,000 on the sale of this product line, which is included as Other income (expense) in our Consolidated Statements of Operations. In October 2000, KD Medical, Inc. notified us of its expected inability to make payments in accordance with the terms of the promissory note.  We are currently re-negotiating the note to provide for an extended term and a quarterly payment schedule that is based on a percentage of KD Medical Inc.’s gross revenues plus monthly payments of accrued interest.

      We believe that our net proceeds from this offering and interest earned thereon, together with our cash, cash equivalents and short-term investments, will be sufficient to meet the anticipated cash needs of our current business at least through calendar year 2002. We anticipate that our negative cash flow requirements from operations will continue to grow for the foreseeable future due to continued net losses, increased accounts receivable and inventory as a result of expected growth in product sales.

BUSINESS

Overview

      We develop, manufacture and market our proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. We have applied our proprietary Hybrid Capture technology to develop a successful diagnostic test for human papillomavirus, or HPV, which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. We have created and are continuing to expand the worldwide market for HPV testing. In addition to our HPV Test marketing efforts, we are focusing our commercialization strategy in two areas: diagnostic testing and genomics research.

      In diagnostic testing, our goal is to become a global leader in gene-based testing systems for infectious diseases and cancers. Our strategy is to leverage our position as a pioneer in the HPV testing market, our Hybrid Capture technology and the knowledge acquired through our genomics research activities to develop additional tests for the early detection of diseases. In addition to our HPV Test, our product portfolio includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, or HBV, and cytomegalovirus, or CMV. We have established relationships with clinical laboratories, physicians and other healthcare professionals, developed primarily through our HPV Test marketing efforts, which will help us to sell these products. We expect to continue to utilize these relationships to market additional diagnostic products in development.

      In genomics research, our goal is to apply our unique technology platform to develop gene expression DNA microarray products and services, expand our clinical testing services for use in the pharmaceutical market and correlate proprietary gene-based information with clinical diseases. We believe that our Hybrid Capture technology has the potential to become the universal hybridization and detection gold standard in microarray-based genomics analysis, including gene expression and genetic variation.

Industry

      The life sciences industry is undergoing fundamental change, resulting principally from the explosive growth in gene discovery, improvements in drug discovery and development and a trend towards the use of molecular information in personalized medicine. Increased awareness of the role of genes in regulating the functions of living organisms has generated a worldwide effort to identify and sequence genes of many organisms, including the estimated 3 billion nucleotide pairs and the estimated 50,000 genes within the human genome. As the genes and nucleotide sequences are identified, it is anticipated that many years of additional research will be required to understand the specific function and role of each of these genes in disease. This research initiative, commonly referred to as genomics, is expected to lead to a new healthcare paradigm in which disease is understood at the molecular level, allowing patients to be diagnosed according to their genetic information and then treated with drugs designed to work on specific molecular targets.

     Diagnostic Testing

      Diagnostic tests are used to inform physicians of the presence of a disease and provide critical information necessary for treatment. Diseases today are primarily classified based on physiological symptoms and indirect measurements that are obtained using conventional diagnostic methods and often bear little relationship to the underlying mechanism or cause of the disease.

      In many cases, conventional diagnostic tests also lack the sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Sensitivity is typically the measure of a test’s ability to accurately detect the presence of disease. A false negative test result occurs when a patient who has disease is given a negative or normal diagnosis. Specificity is typically the measure of a test’s ability to accurately identify the target to be measured. A false positive test result occurs when a patient who does not have disease is given a positive or abnormal diagnosis. We believe sensitivity and specificity can be greatly enhanced by using gene-based information.

      We expect gene-based diagnostic tests will create a fundamental shift in the practice of medicine and the economics of the diagnostics industry. Gene-based diagnostic tests will create an increased emphasis on preventative molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest negative side effects. Furthermore, companies that develop gene-based diagnostic tests may obtain intellectual property protection and, therefore, may generate higher margins.

      An Example:  Gene-Based Testing in Cervical Cancer. Cervical cancer is the second most common cancer among women worldwide, with approximately 440,000 new cases reported annually. The treatment of cervical cancer after it reaches the advanced stage may require chemotherapy, radiation treatment or surgery, including hysterectomy. If detected in the precancerous stage, a vast majority of cases of cervical cancer are preventable. The United States has a relatively low incidence of cervical cancer due to widespread use of cervical cancer screening and significant expenditures on screening infrastructure, which include sophisticated laboratory facilities, highly trained cytotechnologists and extensive regulatory oversight. Nonetheless, approximately 5,000 women die annually of this preventable disease. Outside the United States, limited resources and underdeveloped or non-standardized testing infrastructure often lead to underdiagnosis of cervical disease, resulting in a significantly higher incidence of cervical cancer.

      Pap smears have been the principal means of cervical cancer screening since the 1940s. Approximately 50 million Pap smears are performed annually in the United States, and we believe that 60 to 100 million are performed annually in the rest of the world. Follow-up testing and treatment is based on the classification of the Pap smear result. An equivocal, or ASCUS (Atypical Squamous Cells of Undetermined Significance), classification is given to Pap smear results that cannot be definitively classified as either normal or abnormal. Women with normal Pap smears do not undergo follow-up treatment beyond routine Pap smear testing. In general, women with abnormal Pap smears undergo a colposcopic examination (visual examination of the cervix with the aid of a colposcope). Most of these women also undergo biopsy at the time of colposcopy, and many go on to have any suspected lesions ablated (physically removed with a scalpel or cauterizing instrument). In practice, women with equivocal Pap smears undergo multiple, repeat Pap smears and many undergo colposcopy and biopsy, even though more than 75% of these women do not have cervical disease.

      We believe the disadvantages of the Pap smear as described below have hindered the adoption of the Pap smear and cervical cancer screening worldwide.

•	Limited Predictive Value. The Pap smear is a test for evidence of cervical cancer rather than the cause of cervical cancer. Consequently, Pap smears do not allow the clinician to identify women who are infected with cancer-causing types of human papillomavirus but have no overt signs of cervical disease, even though these women are at risk of developing cervical cancer or advanced cervical lesions in the future.

•	Limitations of Cytology. The Pap smear is a subjective test that requires a cytologist, cytotechnologist or pathologist to review a slide containing cervical cells through a microscope. Because a Pap smear may contain only a small number of abnormal cells among 50,000 to 300,000 normal cells, the screening process often leads to misinterpreted results. Even expert pathologists often disagree on the Pap smear classification for the same specimen, as extensively documented by the National Cancer Institute and other academic sources. In addition, the Pap smear slide may be subjected to environmental and laboratory influences that may affect its interpretation.

•	Unnecessary, Costly Intervention. Each year in the United States, approximately 3.5 million Pap smears are classified as equivocal. It is estimated that more than 75% of women with equivocal Pap smears do not have cervical disease. Follow-up procedures for these patients typically cost approximately $300 to $1,200 and may result in significant physical and emotional stress.

•	False Negative Diagnoses. The sensitivity of the Pap smear is estimated to be 60% to 80%. As a result, 20% to 40% of cervical disease is not detected by Pap smear testing. False negative diagnoses result in delayed treatment for cervical lesions and in the failure to detect cervical cancer at an early stage. Delays in treatment may also allow the disease to progress further, thereby increasing the need for invasive and costly treatments and reducing the efficacy of available therapies and the likelihood of patient survival. False negative diagnoses present an increased health risk for women who do not undergo routine Pap smear testing at recommended time intervals.

•	Prohibitive Infrastructure Required for Pap Smear. A cervical disease screening program using the Pap smear requires large numbers of trained cytotechnologists and sophisticated laboratory procedures, which are often unavailable in developing countries. In the United States and Europe, it has become increasingly difficult to recruit, train and retain qualified cytotechnologists. Therefore, Pap smears are not widely used or are unavailable in many parts of the world.

      In August 1999, the Journal of Pathology reported that human papillomavirus, a sexually transmitted virus, is the primary cause of cervical cancer and that 99.7% of cervical cancers contain cancer-causing human papillomavirus. Persistent infection with cancer-causing human papillomavirus types is a necessary precursor to virtually all cervical cancer. A positive HPV test result is more meaningful with increasing age because human papillomavirus infection is more likely to be persistent in more mature women.

      Our gene-based HPV Test is a reproducible, objective test for the cause of cervical cancer that is not subject to the limitations of cytology. While our HPV Test is currently utilized domestically as a follow-up test to categorize equivocal Pap smear results, clinical studies have shown that our HPV Test, used in conjunction with the traditional Pap smear, has near perfect primary diagnostic abilities. Based on these studies, a woman with a negative Pap smear result and a negative HPV Test result can be virtually certain that neither cervical cancer nor its cause is present, alleviating patient anxiety and reducing healthcare costs.

      This example illustrates that gene-based diagnostic tests, such as our HPV Test, can create a fundamental shift in the practice of medicine and the economics of the diagnostics industry.

     Genomics Research

      In the past, scientists may have spent decades studying the function of a single gene or protein, but it is now possible to study thousands of genes or proteins at the same time. In addition, researchers are currently moving away from individual DNA sequence analysis in a single experiment in favor of studying multiple gene interactions simultaneously. The study of multiple gene interactions significantly accelerates target discovery and characterization and reduces research and development costs. Analysis of multiple gene interactions is made possible by a DNA microarray platform, which is a surface collection of immobilized genes that can be simultaneously examined with specialized equipment. DNA microarrays enable high-throughput, parallel gene expression analysis and assessment of changes in a genome. We believe DNA microarray platforms will be used for genetic and genomics discovery strategies and to focus screening strategies on validating novel therapeutics and molecular diagnostic tests. DNA microarray screening will enable pharmaceutical companies to focus clinical trials on patients who are most likely to respond and to target effectively their drug development resources on patients with unmet medical needs.

      The DNA microarray market is comprised of microarrays and related equipment used to manufacture and analyze the microarrays. The worldwide DNA microarray market is estimated at $400 million annually and is expected to reach $3 billion by 2005. Currently, gene expression analysis accounts for 90% of the DNA microarray market.

Our Technology

      Our Hybrid Capture technology combines two of the most significant technologies in the life sciences industry, DNA/ RNA probes and monoclonal antibodies, to allow rapid, standardized gene testing in virtually any laboratory setting. Our Hybrid Capture technology is unique, patented and proven in clinical practice.

     How Our Technology Works To Detect DNA

      The following is an example of our Hybrid Capture technology using an RNA probe to detect DNA targets in five sequential stages. The entire process takes approximately three and one-half hours. Our Hybrid Capture technology also uses DNA probes to detect RNA targets.

1.	Release DNA from cells. Alkali is added to the clinical specimen to make the target DNA molecules single stranded and accessible for hybridization.

2.	Hybridize DNA with RNA probe. The specimen is transferred to a container and a single-stranded RNA probe that is complementary to the target DNA sequence is added to the solution and heated. The RNA probe finds its complementary DNA target sequence and attaches or binds (hybridizes) to it, forming a double-stranded RNA:DNA hybrid complex. If there is no target DNA sequence in the sample, the RNA probe remains free in solution or unbound, and no RNA:DNA hybrid is formed.

3.	Capture RNA:DNA hybrids onto a solid phase. The sample is then transferred to a second container that has been coated with our proprietary antibodies that specifically recognize and bind to RNA:DNA hybrids. During this process, the RNA:DNA hybrids are captured or bound onto the microplate surface by the antibodies.

4.	React captured hybrids with multiple antibody conjugates. A second antibody is added to the solution, which recognizes and binds to the RNA:DNA hybrids that are captured onto the surface of the container. This antibody is labeled with alkaline phosphatase, a protein, that, in the presence of certain chemicals, produces light and acts as a signal amplification.

5.	Detect amplified chemiluminescent or fluorescent signal. The container is washed to remove all of the unbound or free components while the RNA:DNA hybrids and the labeled antibody remain bound to the container. Chemicals are added that react with the alkaline phosphatase to produce light, and the light is detected with a highly sensitive instrument called a luminometer.

Advantages of Our Technology

      Our Hybrid Capture technology provides several advantages over existing technologies specific to the diagnostic testing and the genomics research markets.

     Diagnostic Testing

•	Accuracy. In a clinical setting, tests based on our Hybrid Capture technology have proven to be superior to conventional diagnostic testing and to have sensitivity equal to or better than target amplification methods like polymerase chain reaction, with equal or better specificity. The preliminary results from the National Cancer Institute ALTS study show that our HPV Test is 96% sensitive versus 85% for the Pap smear, with similar specificity. In addition, our Hybrid Capture 2, or HC 2, Chlamydia Test is capable of detecting chlamydia in up to 98% of the cases in which the disease is present. Tests based on our Hybrid Capture technology are highly reproducible and minimally susceptible to clinical variability.

•	Single-Sample, Multi-Test Efficiency. We are the first to develop FDA-approved or cleared tests that detect human papillomavirus, chlamydia and gonorrhea from a single patient sample. The ability to perform multiple tests from a single patient sample provides greater convenience for patients and physicians, may reduce healthcare costs associated with frequent patient visits and testing and improves efficiency.

•	Patient Care. Our tests help diagnose the presence or extent of disease at an early stage and clarify uncertain test results obtained under other diagnostic methods. For example, our HPV Test enables patients who are at risk of high-grade cervical disease to receive treatment early on, reduces patient anxiety associated with uncertainty and eliminates unnecessary invasive procedures. In addition, our tests can monitor the progression of a disease, detect an individual’s predisposition to a disease and in the case of our blood virus tests, determine a patient’s response to a specific treatment.

•	Cost Effectiveness. The higher accuracy and sensitivity of our tests may reduce the overall patient management costs and eliminate costs associated with late diagnosis of disease, equivocal test results and false negative diagnoses. This allows the focus of healthcare resources on patients who have, or are at high risk of developing, a particular disease. In addition, the simple form and automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

     Genomics Research

•	Industry Standardization. Researchers have indicated a strong desire for a standardized hybridization and detection system that can be universally applied across a variety of DNA microarray platforms so that comparable data can be obtained from experiment to experiment and laboratory to laboratory. We believe that our Hybrid Capture technology has the potential to become the universal hybridization and detection gold standard in microarray-based genomics analysis, including gene expression and genetic variation.

•	Quality of Results. Our universal hybridization and detection technology is highly sensitive and reproducible because of its use of signal amplification and, therefore, is less prone to error than target amplification methods.

•	Flexibility. The open platform of our Hybrid Capture technology is compatible with a variety of sample types including DNA, RNA, messenger RNA and unpurified cellular material. Our Hybrid Capture technology can measure all RNA levels, even those found in bacteria and other prokaryotic organisms, which can not be detected using other amplification methods.

•	Cost Effectiveness. Application of our Hybrid Capture technology for hybridization and detection requires minimal sample processing without the limitations typical of polymerase chain reaction sample processing. Thus, our simple chemistry eliminates the need for laborious sample handling, thereby significantly reducing the cost per test.

Our Strategy

      In diagnostic testing, our principal objective is to expand our leadership position in gene-based testing, particularly in infectious diseases and cancers. In genomics research, our principal objective is to apply our unique technology platform to develop and commercialize products for clinical testing and pharmaceutical research. The key elements of our business strategy are as follows:

•	Establish HPV testing as the new standard of care for cervical cancer screening.

We intend to increase acceptance of our HPV Test for women with equivocal Pap smears and establish HPV testing as the primary screen in the United States, initially in conjunction with the Pap smear and later independent of the Pap smear. Internationally, we are working with national governments, laboratories and healthcare providers to replace the Pap smear with our HPV Test for primary screening or to implement a screening program where none exists.

•	Achieve broad market acceptance of our other Hybrid Capture diagnostic tests.

We intend to leverage the infrastructure that we have established for our HPV Test to market and distribute our other current Hybrid Capture diagnostic tests. Through our research and development and commercialization efforts, we expect to establish ourselves as the leader in single sample testing for infectious diseases.

•	Continue to develop future product opportunities.

We are increasing our investment in research and development and in clinical trials to develop additional diagnostic tests as well as to further refine and innovate our current products. We are in the process of developing an additional single-sample system that is expected to allow the simultaneous testing of human papillomavirus, chlamydia, gonorrhea and herpes simplex virus. Product innovation initiatives include the development of the Rapid Capture System and our Universal Collection Medium, or UCM. The Rapid Capture System is a high-throughout automation system for our HC 2 tests that is designed to allow processing of 360 tests in a six-hour shift. The UCM is expected to allow simultaneous gene-based testing for multiple infectious agents, liquid cytology, gene expression analysis and the detection of proteins by immunoassay methods. Our UCM is designed to be compatible with the major automated liquid cytology methods that are commercially available today.

•	Expand the application of our patented Hybrid Capture technology in the area of genomics research.

We are also extending our core technology to enable testing of the estimated 50,000 human genes and the genes of the bacterial and viral genomes that have been identified through the human genome project and related efforts. In addition, we are expanding our leadership position in cervical cancer disease management through an active in-licensing program for potential new genetic markers and through clinical testing services provided to major pharmaceutical companies.

•	Pursue additional strategic collaborations.

We believe that there are opportunities to establish strategic relationships, alliances, distribution and co-promotion agreements and we intend to selectively pursue these opportunities. We intend to continue to establish strategic collaborations with leading companies in different industries, as we have with Abbott Laboratories, Applied Biosystems and, recently, Cytyc Corporation.

Products

      Our Hybrid Capture technology is the basis for all of our gene-based testing systems. Today, our products include diagnostic test kits and we are developing genomics research products and services for clinical testing and pharmaceutical research.

      We have developed two versions of our gene-based testing systems, the Hybrid Capture 1, or HC 1, and HC 2 systems. The HC 1 system, our first-generation DNA hybrid detection system, tests individual samples in polystyrene tubes. HC 1 is used for our CMV Test and lower-volume testing for our HBV and HPV Tests. The HC 2 system, which is currently available for our HPV, chlamydia and gonorrhea tests, uses a 96-well microplate format that permits simultaneous screening of multiple samples from a single plate. The HC 2 system is more efficient, less expensive and easier to use than the HC 1 system. Our diagnostic kits include proprietary biochemicals and consumables. We also provide instrumentation systems and proprietary consumables required for specimen collection, automation, detection and analysis.

      We are developing products and services for genomics and pharmaceutical research based on our Hybrid Capture technology. Our Hybrid Capture Expression Analysis System, or HC EAS, marketed by Applied Biosystems as Xpress Screen™, is offered as both a reagent kit and screening service. The kit includes reagents, a coated microplate and custom probes and control reagents that have been optimized for specific research applications. HC EAS is based on a 96- or 384-well microplate format and provides ultra-sensitive detection of messenger RNA for high-throughput gene expression screening.

      We are developing our first reagent products for DNA microarray analysis that will include Hybrid Capture reagents kits and standards for gene expression profiling on low, moderate and high-density spotted and commercial DNA microarray systems. We plan to expand our product portfolio to include proprietary high-value gene analysis reagent kits for other genomics applications such as genotyping and single nucleotide polymorphism, or SNP, discovery and validation. We also plan to commercialize testing services based on such products and technologies for conducting gene-based research and clinical analysis.

     Diagnostic Products

      The following table summarizes the commercial and regulatory status and potential worldwide market of our Hybrid Capture diagnostic tests:

Our Current Hybrid Capture Diagnostic Tests1

Potential
Worldwide
Disease Target	United States	Outside United States	Market

Human papillomavirus	Approved by the FDA and marketed as an adjunct to Pap smears for cervical cancer screening for ASCUS classifications.	Marketed as a primary test for cervical cancer screening. Distributed in Europe, Africa and the Middle East by Abbott.	100-150 million[2]
Chlamydia and Gonorrhea	Cleared by the FDA in March 2000. Marketing launch by Abbott is expected to occur in fiscal 2001.	Marketed. Distributed in Europe, Africa and the Middle East by Abbott.	89 million[3] (chlamydia) 62 million[3] (gonorrhea)
Hepatitis B virus	Available for research use only.	Marketed. Distributed in Europe, Africa and the Middle East by Abbott.	350 million[4]
Cytomegalovirus	Cleared by the FDA and marketed for diagnosing infection in organ transplant, bone marrow transplant and HIV- positive patients.	Marketed. Distributed in Europe, Africa and the Middle East by Abbott.	1 million[5]

[1]	Certain of our products and product candidates have not received marketing approvals or clearance from the FDA or certain foreign authorities. There can be no assurance that any such products or product candidates will receive approvals or clearance on a timely basis, if at all.

[2]	Represents estimate of the total number of Pap smears performed annually.

[3]	Represents estimated number of new cases worldwide on an annual basis.

[4]	Represents estimated number of cases worldwide of chronic hepatitis B virus infection.

[5]	Represents estimated number of cases worldwide of active cytomegalovirus infection.

     Our HPV Test. Major medical authorities worldwide now recognize that human papillomavirus is the primary cause of cervical cancer and the most common sexually transmitted virus. There are more than seventy distinct human papillomavirus types, approximately twenty-three of which are specific to the genital tract of both males and females. Human papillomavirus types that infect the genital tract can be divided into two categories, high-risk and low-risk, which indicate the chances of developing cervical cancer. Cancer-causing human papillomavirus types have been found in more than 99% of cervical cancers and can only be detected with a gene-based diagnostic test. Our HPV Test is the only FDA-approved and commercially available test for the detection of human papillomavirus.

      Our HC 2 HPV Test contains individual RNA probes that are mixed into cocktails of the significant cancer-causing, high-risk human papillomavirus types, (types 16, 18, 31, 33, 35, 39, 45, 51, 52, 56, 58, 59, and 68), and low-risk human papillomavirus types which are not linked to the development of cervical cancer (types 6, 11, 42, 43 and 44). We also recently commercialized our High-Risk HPV Test to detect the presence of only the high-risk human papillomavirus types. All of our HPV tests use a signal amplification process to detect small amounts of the human papillomavirus collected from the cervix. The test kit consists of RNA probes to specific human papillomavirus types, antibodies, detection reagents and either polystyrene tubes or 96-well microplates coated with antibodies.

      Our HPV Test is prescribed by a gynecologist or other healthcare professional. The healthcare professional collects the specimen by inserting the collection brush into the cervix, rotating the brush to collect cells, removing it and placing it into the transport tube device. The device is then sent to the laboratory, where specialized software programs provided with the HC 2 system process the results. The laboratory subsequently reports the test results to the physician using standard reporting procedures and the physician advises the woman of the test results and the appropriate follow-up treatment. The entire process can be completed in one day but is typically performed in two to three days. When our test is used with a liquid-based Pap smear, the entire process is the same except that only one specimen is collected for both our HPV Test and the Pap smear, permitting the laboratory to automatically perform follow-up HPV testing (reflex testing) should the woman have an equivocal or abnormal Pap smear test result.

      Primary Cervical Cancer Screening. Our gene-based, objective HPV Test eliminates most limitations of the Pap smear. Our HPV Test is a reproducible, predictive test for the cause of cervical cancer that is not limited by cytology. Because of its higher accuracy, our HPV Test is currently utilized domestically as a follow-up test to categorize equivocal results of, and in conjunction with, a traditional Pap smear. In the United States, we are currently marketing our HPV Test as a follow-up test to equivocal Pap smears. We intend to establish it as the primary screen, initially in conjunction with the Pap smear and later independent of the Pap smear. Our HPV Test together with the Pap smear has perfect to near perfect primary diagnostic abilities. Internationally, we are working to replace the Pap smear with our HPV Test for primary screening.

      On December 8, 2000, the FDA’s Microbiology Devices Panel of the Medical Devices Advisory Committee held a public hearing to discuss and make recommendations on issues concerning the types of information necessary to determine the effectiveness of in vitro diagnostic devices that detect human papillomavirus in women thirty years or older when these devices are used: (1) in conjunction with the Pap smear to increase the effectiveness of Pap smear screening for cervical cancer, and (2) without the Pap smear to determine a woman’s risk of cervical cancer. Preliminary scientific studies presented at the meeting indicated that the use of HPV testing in conjunction with the Pap smear for women age thirty and older may allow physicians to better determine their patient’s risk for developing cervical cancer and to provide the appropriate follow-up treatment, reducing patient anxiety associated with repeat Pap smears and the need for unnecessary invasive procedures.

      Over the last several years, many general population screening studies using our HPV tests have been conducted outside of the United States by prominent medical professionals and academic and government institutions throughout the world, including the National Cancer Institute, Columbia University and the Cleveland Clinic Foundation. The majority of these studies assessed the usefulness of our HPV Test in comparison to the Pap smear for women aged thirty and older. The following table, derived by us from these studies, demonstrates the superior performance of our HPV Test when used for primary general population screening alone, or in combination with Pap smear testing, to detect underlying cervical disease as compared with the Pap smear alone. In all studies, HPV testing alone, and in combination with the Pap smear, is superior to the Pap smear alone in detecting underlying cervical disease. The data show a minor decrease in specificity for cervical disease with the two tests combined. Nevertheless, women who test positive for human papillomavirus and who do not have cervical disease are at significant risk of developing cervical disease in the future.

Performance Comparison of Our HPV Test and the Pap Smear

								Negative
		Sensitivity			Specificity			Predictive Value
	Number	(%)			(%)			(%)
	of
	Women	PAP	HPV	HPV +	PAP	HPV	HPV +	PAP	HPV	HPV +
Population	in Study	Alone	Alone	PAP	Alone	Alone	PAP	Alone	Alone	PAP

Western European 1	6,905	34.3	91.4	98.6	98.4	96.5	95.2	99.3	99.9	100.0
Western European 2	8,500	76.6	92.6	97.8	96.2	94.9	94.6	99.7	99.9	100.0
Latin American 1	6,115	57.0	94.2	97.7	98.8	94.0	93.5	99.4	99.9	100.0
Latin American 2	6,176	77.8	84.3	90.8	94.5	94.5	90.4	99.6	99.7	99.8
African	2,925	74.0	84.9	87.0	87.9	81.8	78.1	98.0	98.7	98.8
Asian	1,936	94.0	97.6	100.0	77.8	84.8	69.5	99.7	99.9	100.0

      The HPV testing in these studies was conducted using our HC 2 HPV Test except for the Latin American 2 and African studies, which also used our earlier-generation HC 1 HPV Test.

      These studies illustrate that the negative predictive value, or NPV, of HPV testing alone and HPV testing in combination with the Pap smear is higher in all studies than the Pap smear alone. NPV is a measure of how often a test result showing no disease is actually correct. This high NPV assures women and their physicians that a negative result indicates that a woman does not currently have cervical disease or human papillomavirus infection. If a woman tests negative for human papillomavirus using our HPV Test and receives a negative Pap smear result, there is virtually no chance that she has cervical disease; in each of the studies the NPV of HPV testing in conjunction with the Pap smear was at least 98.8%. Small improvements in NPV when extrapolated over large populations represent thousands of cases of cervical cancer left undetected by the Pap smear. The predictive nature of HPV testing permits healthcare providers to classify women who test negative for human papillomavirus as being unlikely to develop cervical disease in the foreseeable future. This may safely permit increased screening intervals for such women, saving total costs for the healthcare provider and permitting the allocation of resources to those women who currently have cervical disease or are at significant risk for developing cervical disease in the future.

      Furthermore, these studies show the variability in the Pap smear’s sensitivity from 34% to 94%, which demonstrates one of the key limitations of cytology and the Pap smear.

      Clinical Trial Data. Clinical evidence published in medical journals and presented at important medical meetings has validated our products and technology platform and the role of human papillomavirus in cervical cancer. These studies include:

•	March 2000: preliminary results of a National Cancer Institute ALTS study showed that HPV testing for women with equivocal Pap smear results was 96% sensitive for women with disease, although the sensitivity of the Pap smear was 85%;

•	January 2000: the Journal of the American Medical Association reported that two independent studies, one performed by the National Cancer Institute (involving 8,539 women in Costa Rica) and one by Columbia University (involving 1,415 women in Cape Town, South Africa), showed HPV testing was significantly more reliable for detecting high-grade cervical lesions;

•	December 1999: a German study involving 247 women published in The Lancet found that self-collection of cervical specimens by women is a reliable method of testing for human papillomavirus using our HPV tests;

•	November 1999: a study involving 118 women published in the New England Journal of Medicine confirmed that persistent human papillomavirus infection causes cervical cancer and a test for human papillomavirus DNA can predict the risk of cervical cancer among women with normal Pap smears;

•	September 1999: a study involving 2,988 women in the United Kingdom published in The British Journal of Cancer demonstrated the high (95%) sensitivity of our test compared with the Pap smear (79%) in screening women over age thirty-five for cervical disease;

•	August 1999: a 22-country study completed by the International Agency for Cancer Research confirmed that human papillomavirus is the cause of cervical cancer in 99.7% of cases worldwide; and

•	July 1999: a study involving 1,518 European women published in The British Journal of Cancer confirmed the high sensitivity (98%) of our HPV Test.

      The results of multiple clinical studies confirming the benefits of HPV testing using our HPV tests were presented, in April 2000, at the EUROGIN 2000 Conference, “Global Challenge of Cervical Cancer Prevention,” in Paris, France, and, in July 2000, at the 18th International Papillomavirus Conference in Barcelona, Spain.

      In addition, we have participated in HPV clinical trials involving an aggregate of approximately 90,000 women on four continents for which the final results are being prepared for publication. These studies have been conducted by prominent medical professionals and academic and government institutions throughout the world, including the National Cancer Institute, Columbia University, the Johns Hopkins University and the Cleveland Clinic Foundation. A majority of the studies were designed to assess the usefulness of our HPV Test in comparison to the Pap smear for women over age thirty. We believe that the completion and publication of the results of these clinical trials should help to accelerate further adoption of our HPV Test. The following is a summary of these trials:

Country	Lead Investigator	Size	Trial Description

North America

United States	National Cancer Institute	5,000	ALTS Borderline Pap Trial [1]
United States	Johns Hopkins University	1,000	HPV Primary Screening[2]
Mexico	Johns Hopkins University; Mexican Government	7,500	HPV Primary Screening[2]

Europe

Netherlands	Free University of Amsterdam	40,000	HPV Primary Screening[3]
United Kingdom	Imperial Cancer Research Fund	10,000	HPV Primary Screening[3]
Germany	Universities of Hanover and Tübingen	8,000	HPV Primary Screening[2]

Other

Russia	University of Turku, Finland	12,000	HPV Primary Screening[3]
Brazil	University of Rio Grande do Sul	2,000	HPV Primary Screening[3]
Argentina	Institut Papanicolaou	1,000	HPV Primary Screening[2]
China	Cleveland Clinic Foundation	2,500	HPV Primary Screening[2]

[1]	Trials have been completed and preliminary results have been published; awaiting publication of final results.

[2]	Trials have been completed and the results are being prepared for publication.

[3]	Trials are in process.

     Regulatory and Reimbursement Milestones. The FDA approved our HC 2 HPV Test for the detection of human papillomavirus in March 1999. In March 2000, the FDA approved our High-Risk HC 2 HPV Test. These approvals followed pre-market approvals, or PMAs, to test for the presence of human papillomavirus in women with equivocal Pap smears in April 1995, and, in 1997, a PMA supplement for the use of our HPV Test using the ThinPrep Pap Test sample collection system. We intend to submit PMA supplements to the FDA to obtain market approval for the use of our HC 2 HPV Test as a primary cervical cancer screening test to be performed either in conjunction with or separate from the Pap smear. Outside of the United States, we can market our HPV Test for use in all European countries, in South America, and in all major Asian countries except for Japan, where approval is currently pending.

      In the United States, the American Medical Association has assigned specific Current Procedural Terminology, or CPT codes, necessary for reimbursement, for HPV testing and the Health Care Financing Administration, or HCFA, has established Medicaid and Medicare reimbursement for our HPV Test. Third-party payors and managed care entities that provide health insurance coverage to 140 million people currently authorize reimbursement for our HPV Test, up from 50 million people in fiscal 1999. These payors include Kaiser Permanente, Aetna U.S. Healthcare and Physicians for Women’s Health, the nation’s largest women’s health group practice.

      Outside the United States, we work with a network of distributors to establish reimbursement from third-party payors in their respective territories. We, together with our distributors, have established reimbursement for our HPV Test in Germany, the Czech Republic and Brazil. In Europe, Africa and the Middle East, we are working closely with Abbott Laboratories on advocacy efforts and with government and ministry officials to establish appropriate reimbursement coverage for our products in the major countries in such territories.

      Our Other Infectious Disease Tests. Chlamydia is the most common sexually transmitted disease in the United States and is a major health problem worldwide, with approximately 89 million new cases reported annually. Genital chlamydia infection, if left untreated, has serious potential consequences, including infertility, ectopic pregnancy, cervicitis and pelvic inflammatory disease. Gonorrhea, with approximately 62 million new cases reported annually worldwide, is the second-most common sexually transmitted disease in the United States and may result in severe genital complications in both women and men if left untreated. If properly detected, both chlamydia and gonorrhea are easily treatable with low-cost antibiotic therapy. Nevertheless, routine and broad-based screening for chlamydia and gonorrhea has been limited by the insufficient sensitivity of some culture methods, the invasive and cumbersome specimen collection methods frequently used and the time and cost associated with performing these tests.

      Our chlamydia and gonorrhea tests are prescribed and performed by a gynecologist or other healthcare professional using the same methods used to perform our HPV Test. We are the first to provide FDA-approved tests for the simultaneous detection of chlamydia and gonorrhea infections, in addition to human papillomavirus, from a single patient sample. We believe the ability to perform multiple tests from a single patient specimen provides greater convenience to patients and their physicians and reduces healthcare costs by decreasing the frequency of patient visits and testing. Our Hybrid Capture tests detect the presence of both chlamydia and gonorrhea in women from cervical swabs, as well as in men through the collection of urine samples. Clinical studies on women have indicated that our HC 2 Chlamydia Test is capable of detecting chlamydia in up to 98% of the cases in which the disease is present and our HC 2 Gonorrhea Test is capable of detecting gonorrhea in up to 92% of the cases in which it is present.

      In 1999, our portfolio of chlamydia and gonorrhea tests was cleared for sale in almost every major European country and in Brazil and Argentina. In the United States, the FDA granted us 510(k) clearance for our HC 2 Chlamydia Test in October 1999; the FDA granted us 510(k) clearance for our HC 2 Gonorrhea Test in November 1999; and the FDA granted us 510(k) clearance for our combination HC 2 Chlamydia/ Gonorrhea Test in March 2000. We expect Abbott Laboratories, our distributor of these products in the United States, to launch these products during fiscal year 2001.

      Our Blood Virus Tests. Blood viruses, such as hepatitis B virus and cytomegalovirus, are leading causes of morbidity and death and, previously, were untreatable. Rapid, accurate and ongoing detection of blood viruses and monitoring of viral load are essential for effective patient management. Over the last several years, antiviral therapies have been developed to treat these diseases. To maximize the efficacy of these expensive and sometimes toxic therapies, physicians rely on viral load monitoring to measure the level of virus present in the patient. By precise measurement of viral load and identification of patients who are not responding to therapy early in their treatment, physicians can tailor antiviral therapies through precise monitoring of individual responses, recognize when a patient develops drug resistance and project how quickly the infection will progress to chronic disease.

      We have developed unique testing products using our Hybrid Capture system to detect the presence of hepatitis B virus and cytomegalovirus. Our HBV Test and CMV Test are prescribed by a gastroenterologist, transplant surgeon or other healthcare professional. The healthcare professional draws a blood specimen from the patient. The specimen is then sent to the laboratory, where specialized software programs provided with the HC 1 and HC 2 systems process the results. The laboratory subsequently reports the test results to the physician using standard reporting procedures and the physician advises the patient of the test results and the appropriate follow-up treatment. Depending on the level of hepatitis B virus in the patient’s blood, antiviral therapy will be presented, modified or discontinued. For transplant patients, the level of cytomegalovirus in the blood is used to determine the presence or absence of cytomegalovirus infection. Patients with active cytomegalovirus infections are prescribed antiviral therapy. Transplant patients are typically monitored once per week for cytomegalovirus DNA for twelve weeks following the initial organ transplant.

      The FDA granted us 510(k) clearance for our HC 1 CMV Test in September 1998 and our HC 2 HBV Test received marketing approval in France and Switzerland in January 2000 and December 1999, respectively. Our CMV Test is the only DNA test cleared for the detection of cytomegalovirus by the FDA. Abbott Laboratories, one of the world’s leading providers of HBV tests, is selling our HBV and CMV products in Europe, Africa and the Middle East where we believe that our HBV Test is the leading HBV DNA test.

     Genomics Research Products

      We are developing unique Hybrid Capture-based reagents and DNA microarray products and services to exploit microarray business opportunities in the pharmaceutical and clinical research markets. We believe that our Hybrid Capture technology has the potential to become the universal hybridization and detection gold standard in microarray-based genomics analysis. Our strategy is to capitalize on the competitive advantages of our Hybrid Capture technology to develop high-value tools to address key application areas, such as gene expression profiling, genotyping and molecular disease management. We currently have two new business initiatives underway:

•	We have applied our Hybrid Capture technology to develop products for high-throughput gene expression analysis on DNA microplate and microarray platforms. We plan to develop Hybrid Capture microarray hybridization and detection kits for ultra-sensitive gene expression analysis on commercial DNA microarray systems. Our first product is the HC EAS Test based on 96- and 384-well microplate platforms, which is currently marketed by our partner, Applied Biosystems, under the tradename “Xpress Screen.”

•	We offer clinical research testing services for gene-based analysis and assay development to support clinical trials. We believe expanding our clinical services will accelerate acceptance of our future products by creating early product awareness.

      We expect to commercialize our technology to researchers and commercial laboratories for gene analysis on DNA microarray chips and to pharmaceutical companies for high volume testing of a subset of specific genes. Based on knowledge gained from these efforts, we expect to identify and commercialize innovative gene-based tests to help maintain our leadership position in the infectious disease and cancer markets and to help us enter new diagnostic testing markets.

Sales and Marketing

      We focus our sales and marketing strategy on achieving broad market acceptance of our gene-based diagnostic tests. Our initial efforts have been in the cervical cancer field where we have established our HPV Test as the leading test for the cause of cervical cancer, and in CMV and HBV testing where we have established strong market positions. Over the last eighteen months, the majority of our sales and marketing investments have been directed to the launch of our HC 2 HPV Test and to build demand for our test among the medical profession, public health officials and consumers through a demand-creation marketing campaign.

      Increasing awareness of cervical cancer and our cost-effective solution is the first step in the demand-creation marketing campaign for our HPV Test. Our strategy has involved:

•	sponsoring, or participating in, major multi-center clinical trials to establish the clinical utility and cost effectiveness of our tests;

•	promoting the publication of the results of these trials in prestigious medical journals and communicating the results of these trials to the public and physicians through media awareness programs;

•	establishing the HPV Centers of Excellence program, a network of key opinion leaders and leading United States academic centers, which help educate physicians about the benefits of our HPV Test;

•	establishing widespread laboratory distribution for our HPV Test through direct sales programs, strategic alliances with major diagnostic companies and co-marketing programs with clinical reference laboratories;

•	working with managed care providers, national governments and reimbursement agencies to establish reimbursement; and

•	supporting women’s health advocacy groups to call for widespread use of our HPV Test and educating consumers about the benefits of HPV testing.

      With the proceeds of this offering, we intend to expand these programs to capitalize on the growing acceptance of our HPV Test as a follow-up test for equivocal Pap smears and expand the marketing of our HPV Test as the standard of care for cervical cancer screening worldwide. While our initial expanded sales and marketing campaign will be primarily focused on our HPV Test, we will also increase the emphasis on our other products, such as our chlamydia and gonorrhea tests and our additional gene-based diagnostic tests.

     North American Market

      We currently market our products in the United States to substantially all clinical reference laboratories through a direct sales force supported by technical and customer service representatives. We market our HPV Test to physicians through joint marketing programs with clinical reference laboratories and through co-marketing arrangements with other strategic partners. For example, the largest laboratory providers in the United States, such as American Medical Laboratories, Laboratory Corporation of America, Quest Diagnostics and UniLab, all have active programs for automatic follow-up HPV testing of equivocal ThinPrep Pap Tests. These laboratories represent approximately 40% of the United States Pap smear testing market. The combined single-sample approach, which was approved by the FDA in September 1997, enables the use of our HPV Test with the ThinPrep Pap Test to eliminate the need for a return office visit to collect a second sample for HPV testing.

      In January 2001, we entered into an exclusive agreement with Cytyc Corporation for the promotion of our HC 2 HPV Test for use with Cytyc’s ThinPrep Pap Test in the United States and Puerto Rico. We will jointly promote the benefits of testing for human papillomavirus with our HPV Test directly from Cytyc’s ThinPrep Pap Test sample collection vial. Initially, Cytyc’s greater than 100-person physician sales force will promote the combined products to approximately

30,000 practicing gynecologists in the United States for equivocal Pap smears. Subject to FDA submission and approval, we intend to co-promote the combined products as the most effective primary screening method for cervical cancer. The term of the agreement is until June 30, 2002 and will automatically renew until June 30, 2003, unless it is terminated by either party.

      During fiscal year 2000, we began our HPV Centers of Excellence program to facilitate the education of healthcare providers and women about the clinical applications of HPV DNA testing. The initial participants in the HPV Centers of Excellence program include the Cleveland Clinic Foundation, Columbia University, the Johns Hopkins University and the Yale University Medical Center. In addition, we actively support the efforts of the American Medical Women’s Association and the National Cervical Cancer Public Education Campaign to educate women about the link between human papillomavirus and cervical cancer. We also support The National HPV and Cervical Cancer Prevention Resource Center, which prepares expert consensus statements, drafts clinical guidelines and operates patient hot lines.

     International Markets

      Internationally, we are making significant progress in our efforts to establish our HPV Test for primary cervical cancer screening. In Germany, our largest European market, approximately 200 laboratories perform our HPV Test and acceptance of our test continues to grow. Our success in Germany is due to our coordinated sales and marketing program including: (i) a physician and laboratory education program consisting of establishing payment guidelines, clinical utility laboratory support, direct mail and web advertising, (ii) direct-to-consumer public awareness with celebrity advocates and (iii) government lobbying.

      In November 2000, the Czech Republic became the first European country to adopt HPV testing as a national primary screening test for cervical cancer. The Czech Republic also enacted legislation calling for full reimbursement of HPV testing by the National Health Insurance program. In the United Kingdom, our HPV Test is being used in a pilot program to use HPV testing as part of the national screening program for cervical cancer. In Mexico, we are working with the Mexican National Institute of Public Health, or NIPH, the Mexican Institute for Social Security, or IMSS, and the Johns Hopkins School of Public Health to complete a clinical trial involving 7,500 Mexican women in the State of Morelos to evaluate the use of the HPV test as a primary cervical cancer screening test. Preliminary results from this trial showed HPV testing to be almost twice as sensitive as the Pap smear.

      In Europe, Africa and the Middle East, we market and distribute all of our diagnostic products through our partner, Abbott Laboratories, one of the world’s leading diagnostic companies. We are working with Abbott to establish HPV testing as the primary screen in the European market. Abbott markets our test to laboratories and, together with laboratories and us, educates physicians about our HPV Test. We are responsible for establishing reimbursement and public awareness. Our agreement with Abbott sets forth certain sales thresholds for each of our products. Abbott did not meet certain of these thresholds in 2000.  We have not determined what, if any, action we may take under the agreement by reason of any such shortfall.

      In Brazil, our products are sold by Digene do Brasil LTDA, a majority owned subsidiary. We use independent distributors in the rest of South America, Asia and the remaining countries in which we sell our products. In Japan, our distributor, Mitsubishi Chemical Corporation, is working to obtain regulatory approval and reimbursement for our HPV, Chlamydia and Gonorrhea tests.

Intellectual Property

      Patents and other proprietary rights are essential to our business. In September 2000 we received a Notice of Allowance on our United States patent application for the Hybrid Capture assay from the United States Patent and Trademark Office. A foreign counterpart of this patent application has been granted in Europe, Japan and Australia. We have also filed United States patent applications relating to certain other aspects of our Hybrid Capture technology. We have an exclusive license with the University of Hawaii for two patents covering monoclonal antibodies for the detection of RNA:DNA hybrid complexes. We also have United States patents and pending patent applications, and corresponding foreign patents and patent applications, in the areas of direct DNA probe labeling, signal amplification and biotin-avidin probe chemistry and our continuous amplification method. The inventions claimed by these patents and applications may be used in our DNA probes and any patents that issue from such applications may provide some ancillary protection for certain aspects of our products. Under current law, patent applications filed in the United States after November 29, 2000 are published eighteen months after filing (unless no foreign counterparts are filed). Patent applications filed before November 29, 2000 are maintained in secrecy until patents are issued. Patent applications in some foreign countries are maintained in secrecy for a period of time after filing. Any additional United States patents or foreign patents relating to our Hybrid Capture technology or our products may not be issued to us on a timely basis, or at all.

      We hold four issued United States patents relating to human papillomavirus types 35, 43, 44 and 56. These patents expire in 2007. We have also filed corresponding foreign patent applications in certain countries. We have licensed the patents relating to human papillomavirus types 35, 43 and 56 to Institut Pasteur (see cross license discussion below). In addition, we are the exclusive, worldwide licensee of a United States patent application and certain corresponding foreign patents and patent applications relating to human papillomavirus type 52 and a United States patent and certain corresponding foreign patents relating to the use of the L1 gene sequence to detect specific human papillomavirus types (see Georgetown license discussion below) as well as certain trade secrets relating to human papillomavirus type 58 (see Kanebo license discussion below).

      Through a cross license with Institut Pasteur, we have obtained a worldwide license to United States patents and patent applications and corresponding foreign patent applications relating to human papillomavirus types 39 and 42 and foreign patents and applications relating to human papillomavirus type 33. The United States patents expire in 2014 and 2016, respectively. In return, we have granted to Institut Pasteur a worldwide license to our three United States patents and corresponding foreign patents and applications relating to human papillomavirus types 35, 43 and 56. We have granted Institut Pasteur the right to extend the scope of the cross license to include the United States patent and corresponding patent applications relating to human papillomavirus type 44 at such time as Institut Pasteur shall have discovered and developed an additional human papillomavirus type which is equivalent in value to human papillomavirus type 44. In return for such an extension, we will receive a license to the new human papillomavirus type discovered and developed by Institut Pasteur. The cross license is non-exclusive. We believe that the cross license terminates on the last to expire of the underlying patent rights. Any prior termination of the cross license could have a material adverse effect on our business, financial condition and results of operations.

      On April 5, 2000, we entered into a worldwide license with Institut Pasteur relating to the genetic sequence of human papillomavirus types 68 and 70 (including the use of the United States patent relating thereto issued November 9, 1999 and expiring in 2016) and the detection of human papillomavirus types 68 and 70 using DNA testing methods. Under the license we can use our rights to develop and sell products using the licensed technology and pay royalties on such products. The term of the license expires upon expiration of the licensed patent, except that it continues for the commercial life of the products in countries where there is no licensed patent.

      Through a license with Georgetown University, we have obtained exclusive, worldwide rights to a United States patent application and corresponding foreign patents and patent applications relating to human papillomavirus type 52 and to a United States patent and corresponding foreign patents relating to the use of the L1 gene sequence to detect specific human papillomavirus types. Unless terminated earlier, the Georgetown license will terminate upon the last to expire of the licensed patent rights. All of the issued foreign patents relating to human papillomavirus type 52 and the L1 related patent will expire in 2008. We are obligated to make certain royalty payments to Georgetown University based on the percentage of net sales of products incorporating the licensed technologies.

      Through a license with Kanebo, Ltd., we have obtained exclusive worldwide rights (except for Japan where Kanebo retained the right to grant a non-exclusive sublicense to Toray Industries, Inc.) relating to human papillomavirus type 58. Unless terminated earlier, the Kanebo license expires on the later to occur of January 1, 2010 or the expiration of any patent relating to human papillomavirus type 58 issued to Kanebo on its patent application.

Facilities and Manufacturing

      We lease approximately 90,000 square feet of office and manufacturing space in Gaithersburg, Maryland. Our lease expires December 31, 2009 and we have the ability to extend the lease for two five-year terms.

      We combine more than 200 biological reagents, inorganic and organic reagents and kit components to manufacture our finished test kits. Biological reagents include DNA and RNA probes, antibodies and detection reagents. These biological reagents are currently manufactured in our Gaithersburg facility, which received validation approval from the FDA in September 2000. We purchase many of these components and reagents from outside suppliers. We believe that we currently have sufficient manufacturing capacity for our existing demand and that the new facility will allow us to expand our production capability to satisfy demand for the foreseeable future.

      We have established a quality control program, including a set of standard manufacturing and documentation procedures, intended to ensure that, where required, our products are manufactured in accordance with quality systems regulations. We received ISO 9001 certification in June 1999.

Competition

      The medical diagnostics and biotechnology industries are subject to intense competition. Our competitors in the United States and abroad for gene-based diagnostic tests include Bayer Corporation, Becton, Dickinson and Company, Gen-Probe Incorporated and Roche Diagnostics. We also compete with Abbott Laboratories, even though they act as our marketing partner in Europe, Africa and the Middle East.

      Some of our products compete against existing screening, monitoring and diagnostic technologies, including the tissue culture and antigen-based diagnostic methodologies. In marketing our HPV Test, we compete with the Pap smear and follow-up procedures, such as a follow-up Pap smear, colposcopy and biopsy, which are widely accepted and have a long history of use. We also compete with Cytyc Corporation and TriPath Imaging, Inc., even though we have entered into a co-promotion agreement with Cytyc.

      We face competition from a variety of technologies in the blood virus area. There exist several advanced technologies commercially available for the detection and viral load measurement of hepatitis B virus and cytomegalovirus. Thus, our tests for hepatitis B virus or cytomegalovirus may not be able to gain or maintain significant market acceptance.

      In the genomics research area, we also operate in a competitive and dynamic environment. New technologies and platforms for high-throughput gene expression profiling, SNP genotyping and other gene-based analysis are rapidly and continually emerging. We may compete with a number of life sciences companies or companies with life sciences divisions, such as Applera Corporation, Amersham Pharmacia Biotech, Third Wave Technologies, Illumina, and Orchid BioSciences, in developing advanced research tools for large-scale genomics analysis. We may also compete with Applied Biosystems, a business group of Applera Corporation, even though they act as our marketing partner for our HC EAS Test.

Employees

      At January 31, 2001, we employed 172 persons, including 47 in research and development, 55 in manufacturing, including quality assurance, 35 in sales and marketing and 35 in accounting, finance, administration and regulatory affairs. Seventeen of our employees hold Ph.D. or M.D. degrees. We are not a party to any collective bargaining agreements, and we believe our relationships with our employees are good.

Litigation

      We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Name	Age	Position(s) with Company

Evan Jones	43	Chief Executive Officer and Chairman of the Board

Charles M. Fleischman	42	President, Chief Operating Officer, Chief Financial Officer and Director

Wayne T. Hockmeyer, Ph.D.	56	Director

John H. Landon	60	Director

Joseph M. Migliara	56	Director

John J. Whitehead	55	Director

Robert McG. Lilley	55	Senior Vice President, Global Sales and Marketing

Attila T. Lorincz, Ph.D.	46	Senior Vice President and Chief Scientific Officer

Jeanmarie Curley	40	Vice President, Manufacturing

William J. Payne, Jr., Ph.D.	50	Vice President, Research and Development

Donna Marie Seyfried	42	Vice President, Business Development

Joseph P. Slattery	35	Vice President, Finance

      Messrs. Migliara (Chairman) and Whitehead and Dr. Hockmeyer are members of the Audit Committee.

      Messrs. Whitehead (Chairman) and Landon and Dr. Hockmeyer are members of the Compensation Committee.

      Messrs. Landon (Chairman) and Migliara and Dr. Hockmeyer are members of the Compliance Committee.

      Mr. Jones has served as our Chief Executive Officer since Armonk Partners acquired a controlling interest in us in July 1990 and as Chairman of the Board since September 1995. He also served as our President from July 1990 to June 1999. Mr. Jones received a B.A. in Biochemistry from the University of Colorado and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Jones is a stepbrother of Mr. Whitehead.

      Mr. Fleischman has served as our President since June 1999, Chief Financial Officer since March 1996 and Chief Operating Officer since September 1995. He also served as our Executive Vice President from July 1990, when Armonk Partners acquired a controlling interest in us, until June 1999. Mr. Fleischman received an A.B. in History from Harvard University and an M.B.A. from The Wharton School at the University of Pennsylvania.

      Dr. Hockmeyer founded MedImmune, Inc., a biotechnology company, and has been a director since 1988 and Chairman of its Board of Directors since 1993. From 1988 to October 1, 2000, Dr. Hockmeyer was also the Chief Executive Officer of MedImmune, Inc. From 1986 to 1988, Dr. Hockmeyer served as Vice President, Research and Development, of Praxis Biologics, Inc. From 1980 to 1986, he was Chairman of the Department of Immunology at the Walter Reed Army Institute of Research. Dr. Hockmeyer is a member of the Maryland Economic Development Commission, a member of the Board of the Maryland Technology Development Corporation, a member of the Board of Directors of Aviron and Intermune Pharmaceuticals, Inc. Dr. Hockmeyer is also a member of the Board of Directors of the High Technology Council of Maryland, a member of the Board of Visitors of the University of Maryland Biotechnology Institute and the Board of Advisors of the Institute of Human Virology. Dr. Hockmeyer also serves on the Children’s Research Institute Board of Directors of the Children’s National Medical Center. Dr. Hockmeyer earned his bachelor’s degree from Purdue University and earned his Ph.D. from the University of Florida in 1972.

      Mr. Landon has been retired since October 1996. From March 1992 to September 1996, Mr. Landon was Vice President and General Manager, Medical Products of E. I. du Pont de Nemours and Company. Prior to 1992 he held various general management and marketing positions in DuPont’s Diagnostics, Biotechnology and Diagnostic Imaging businesses. Mr. Landon currently serves as a director and chairman of the board of Cholestech Corporation, a medical device company, a director and member of the Executive Committee of Christiana Care Corporation, a diversified healthcare delivery company, and a director of Christiana Care Physicians Organization, an independent physicians organization. Previously, he served as a director of the DuPont Merck Pharmaceutical Company and the Health Industry Manufacturers Association. Mr. Landon received a B.S. in Chemical Engineering from the University of Arizona.

      Mr. Migliara has been President, North American Operations of NFO Worldwide, Inc. since January 1999, and was President, Consumer and Healthcare of NFO Worldwide from September 1997 until January 1999. NFO Worldwide provides research, marketing and consulting services and in April 2000 merged with, and is now a wholly owned subsidiary of, The Interpublic Group of Companies, Inc. Interpublic Group is listed on the New York Stock Exchange. Mr. Migliara is Chairman of the Board of Directors and was President of Migliara/ Kaplan Associates, a marketing research firm that conducts primary research in the biomedical, diagnostics and pharmaceutical markets, from the firm’s founding until September 1997. He is a past President of the Biomedical Marketing Association. Mr. Migliara received a B.S. in Economics from The Wharton School at the University of Pennsylvania and an M.B.A. from Fairleigh Dickinson University.

      Mr. Whitehead has been a partner of Whitehead Partners, a private investment company since 1993. From 1986 to 1993, Mr. Whitehead was the Chief Executive Officer of TDS Healthcare Systems Corporation, a hospital information systems company. Mr. Whitehead received a B.S. in Biology and Chemistry from Williams College and did graduate work in biochemistry at Case Western Reserve University School of Medicine. He is a director emeritus of i-STAT Corporation, a medical device company, and a director of the Whitehead Institute for Biomedical Research at the Massachusetts Institute of Technology. Mr. Whitehead is a stepbrother of Mr. Jones.

      Mr. Lilley has served as our Senior Vice President, Global Sales and Marketing since June 1999, as our Vice President, Sales and Marketing from July 1998 until June 1999, and as General Manager for Digene Europe from March 1997 until July 1998. From September 1994 to February 1997, Mr. Lilley was General Manager for Europe, Middle East & Africa for Alltel Healthcare Information Services.

      Dr. Lorincz has served as our Senior Vice President and Chief Scientific Officer since January 2000. He previously served as our Vice President, Research and Development and Scientific Director from January 1991 to January 2000. His research career includes postdoctoral fellowships at the University of California. He also serves on a number of advisory committees and is an Adjunct Associate Professor in the Georgetown University Medical School Department of Pathology.

      Ms. Curley has served as our Vice President, Manufacturing since April 1998, and from December 1990 until April 1998, she was our Director of Manufacturing.

      Dr. Payne has served as our Vice President, Research and Development since January 2000. He previously served as our Vice President, Development from July 1997 to January 2000. From August 1995 to July 1997, he was Vice President, Research and Development in the IVD Medical Diagnostic division of Sigma Diagnostics and from July 1993 to July 1995, he was Director of Research and Development in the IVD Diagnostic Medical division of Sanofi Diagnostic Pasteur.

      Ms. Seyfried has served as our Vice President, Business Development since October 1996. Ms. Seyfried served as Senior Director, Business Development of PerkinElmer Corporation, now known as Applera Corporation, from March 1993 to September 1996.

      Mr. Slattery has served as our Vice President, Finance since July 1999 and as Controller from February 1996 to July 2000.

Classes of the Board

      Our board of directors is divided into three classes that serve staggered three-year terms.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 30, 2001 and is adjusted to reflect the sale of common stock offered by this prospectus by: (a) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock; (b) each director; (c) each executive officer; (d) each selling stockholder; and (e) all of our executive officers and directors as a group.

	Shares Beneficially				Shares Beneficially
	Owned Before				Owned After
	the Offering [2]				the Offering
			Shares
Name of Beneficial Owner [1]	Number	Percent	to be Sold		Number	Percent

Armonk Partners [3]	4,701,715	28.2%	339,602		4,362,113	23.2%

Charles M. Fleischman [4]	5,061,567	29.7%	—		4,721,965	24.7%

Wayne T. Hockmeyer, Ph.D. [5]	20,000	*	—		20,000	*

Evan Jones [6]	5,062,726	29.7%	10,349	[7]	4,712,775	24.6%

John H. Landon [5]	15,000	*	—		15,000	*

Joseph M. Migliara [8]	29,900	*	—		20,000	*

John J. Whitehead [9]	25,149	*	5,149	[10]	20,000	*

Jeanmarie Curley [5]	17,048	*	—		17,048	*

Robert McG. Lilley [11]	116,667	*	—		116,667	*

Attila T. Lorincz, Ph.D. [12]	137,377	*	—		137,377	*

William J. Payne, Jr., Ph.D. [5]	85,667	*	—		85,667	*

Donna Marie Seyfried [5]	79,000	*	—		79,000	*

Joseph P. Slattery [13]	67,613	*	10,000	[14]	57,613	*

Valley Partners [15]	9,900	*	9,900	[16]	—	*

All executive officers and directors as a group (12 persons) [17]	6,015,999	33.6%	375,000		5,640,999	28.2%

*	Represents less than 1%.

1	The address for each principal stockholder, selling stockholder, director and officer is 1201 Clopper Road, Gaithersburg, Maryland 20878.

2	Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. Shares of common stock subject to options currently exercisable or exercisable within sixty days of January 30, 2001 are deemed outstanding for computing the percentage beneficially owned by such holder but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable, and that there are no other affiliations among the stockholders listed in the table.

3	The managing partners of Armonk Partners are Messrs. Jones and Fleischman.

4	Includes (i) 4,701,715 shares owned by Armonk Partners, as to which Mr. Fleischman shares voting and investment power as a general partner, (ii) 16,672 shares held in trust for the benefit of Mr. Fleischman’s minor children, as to which shares Mr. Fleischman disclaims beneficial ownership, and (iii) 335,714 shares issuable upon exercise of stock options.

5	Represents shares issuable upon exercise of stock options.

6	Includes (i) 4,701,715 shares owned by Armonk Partners, as to which Mr. Jones shares voting and investment power as a general partner, (ii) 14,676 shares owned by Mr. Jones’ wife, as to which shares Mr. Jones disclaims ownership and (iii) 335,714 shares issuable upon exercise of stock options.

7	Represents 10,349 shares purchased by Mr. Jones upon the exercise of stock options, which were about to expire.

8	Includes (i) 20,000 shares issuable upon exercise of stock options, and (ii) 9,900 shares purchased by Valley Partners, a partnership of which Mr. Migliara is a general partner, upon the exercise of stock options, which were about to expire.

9	Includes 20,000 shares issuable upon exercise of stock options. Mr. Whitehead is a member of a limited liability company that is a partner in Armonk Partners, but he does not have voting or investment power with respect to the shares held by Armonk Partners.

10	Represents 5,149 shares purchased by Mr. Whitehead upon the exercise of stock options, which were about to expire.

11	Includes 100,667 shares issuable upon exercise of stock options.

12	Includes (i) 16,672 shares owned jointly with Dr. Lorincz’s wife, as to which Dr. Lorincz shares voting and investment power, and (ii) 119,952 shares issuable upon exercise of stock options.

13	Represents 66,185 shares issuable upon exercise of stock options.

14	Represents (i) 1,428 shares purchased by Mr. Slattery upon the exercise of stock options, which were about to expire, and (ii) 8,572 shares to be purchased by Mr. Slattery upon the exercise of stock options.

15	Valley Partners is a selling stockholder. Mr. Migliara is a general partner of Valley Partners. See Note 8.

16	Represents 9,900 shares purchased by Valley Partners upon the exercise of stock options, which were about to expire.

17	See Notes 4, 5, 6, 8, 9, 11, 12 and 13.

UNDERWRITING

      Digene, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., SG Cowen Securities Corporation and ABN AMRO Rothschild LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.

SG Cowen Securities Corporation

ABN AMRO Rothschild LLC

Total	2,500,000

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 375,000 shares from Digene to cover such sales. They may exercise that option for thirty days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Digene and by the selling stockholders. The amounts to be paid by Digene and the selling stockholders are shown assuming both no exercise and, in the case of Digene, full exercise of the underwriters’ option to purchase 375,000 additional shares.

Paid by Digene	No Exercise	Full Exercise

Per share	$	$

Total	$	$
Paid by Selling Stockholders

Per share	$

Total	$

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

      Digene, Digene’s directors and executive officers and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date ninety days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans.

      Digene’s common stock is listed on the Nasdaq National Market under the symbol “DIGE.”

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Digene in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Digene’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      Digene and the selling stockholders estimate that their respective shares of the total expenses of the offering, excluding underwriting discounts, will be approximately $605,000, and $20,000, respectively.

      Digene and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF COMMON STOCK

      The validity of the common stock will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, and for the underwriters by Sullivan & Cromwell, New York, New York. As of the date of this prospectus, a partner of Ballard Spahr Andrews & Ingersoll, LLP owns 3,145 shares of our common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at June 30, 1999 and 2000, and for each of the three years in the period ended June 30, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any material we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, DC 20006.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2000;

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000 and December 31, 2000; and

•	Description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1996.

      You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. We will not, however, provide copies of the exhibits to these filings unless we specifically incorporate by reference the exhibits in this prospectus.

Digene Corporation

Attention: Charles M. Fleischman
1201 Clopper Road
Gaithersburg, Maryland 20878
(301) 944-7000

DIGENE CORPORATION

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Digene Corporation

      We have audited the accompanying consolidated balance sheets of Digene Corporation as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digene Corporation at June 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to Consolidated Financial Statements in 1998 the Company changed its method of accounting for costs related to start-up activities.

/s/ Ernst & Young LLP

Washington, DC

August 18, 2000

DIGENE CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,

	1999	2000

ASSETS

Current assets:

Cash and cash equivalents	$13,934,415	$7,534,998

Short-term investments	4,347,084	12,678,819

Accounts receivable, less allowance of approximately $170,000 and $263,000 at June 30, 1999 and 2000, respectively	2,356,537	4,787,278

Note receivable, short-term (Note 6)	—	240,000

Inventories (Note 7)	2,894,210	4,400,297

Prepaid expenses and other current assets	1,388,224	907,877

Total current assets	24,920,470	30,549,269

Note receivable, net of current portion (Note 6)	—	160,000

Property and equipment, net (Note 8)	1,737,078	3,032,088

Intangible assets, net (Notes 2 and 5)	1,350,774	1,200,687

Deposits and other assets	100,157	842,922

Total assets	$28,108,479	$35,784,966

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$2,503,387	$3,828,138

Accrued expenses	809,811	1,026,600

Accrued payroll	1,108,236	1,426,604

Total current liabilities	4,421,434	6,281,342

Deferred rent	—	78,756
Commitments (Notes 10, 11 and 16)

Stockholders’ equity:

Preferred stock, $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—

Common stock, $0.01 par value, 50,000,000 shares authorized, 14,565,937 and 16,173,538 shares issued and outstanding at June 30, 1999 and 2000, respectively	145,659	161,735

Additional paid-in capital	72,514,583	84,846,747

Deferred stock compensation	(253,200)	(96,411)

Accumulated deficit	(48,719,997)	(55,487,203)

Total stockholders’ equity	23,687,045	29,424,868

Total liabilities and stockholders’ equity	$28,108,479	$35,784,966

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30,

	1998	1999	2000

Revenues:

Product sales	$11,980,445	$17,013,735	$22,287,483

Research and development contracts	28,500	453,364	756,487

Total revenues	12,008,945	17,467,099	23,043,970

Costs and expenses:

Cost of product sales	3,847,725	6,111,774	7,641,304

Research and development	5,284,761	4,643,458	6,123,027

Selling and marketing	10,057,596	10,531,187	10,929,506

General and administrative	5,689,783	5,956,911	6,346,145

Amortization of intangible assets	385,679	150,086	150,086

Loss from operations	(13,256,599)	(9,926,317)	(8,146,098)

Other income (expense):

Other income (expense)	(83,047)	(183,394)	513,322

Interest expense	(163,625)	(30,144)	(320)

Interest income	1,377,665	984,708	1,050,258

Loss from operations before income taxes	(12,125,606)	(9,155,147)	(6,582,838)

Provision for income taxes	48,463	149,069	184,368

Net loss before cumulative effect of a change in accounting principle	(12,174,069)	(9,304,216)	(6,767,206)

Cumulative effect of a change in accounting principle	(1,914,499)	—	—

Net loss	$(14,088,568)	$(9,304,216)	$(6,767,206)

Basic and diluted net loss per share	$(1.06)	$(0.65)	$(0.44)

Weighted average shares outstanding	13,235,901	14,353,720	15,295,798

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional	Deferred		Total
			Paid-in	Stock	Accumulated	Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Equity

Balance at June 30, 1997	11,579,530	$115,795	$49,477,621	$—	$(25,327,213)	$24,266,203

Issuance of Common Stock, net of offering costs	2,250,000	22,500	20,631,915	—	—	20,654,415

Exercise of Common Stock options	287,778	2,878	263,774	—	—	266,652

Net loss	—	—	—	—	(14,088,568)	(14,088,568)

Balance at June 30, 1998	14,117,308	141,173	70,373,310	—	(39,415,781)	31,098,702

Exercise of Common Stock options	266,745	2,667	326,595	—	—	329,262

Issuance of Common Stock in connection with the acquisition of Viropath	181,884	1,819	1,498,178	—	—	1,499,997

Issuance of Common Stock options to non-employees	—	—	316,500	(316,500)	—	—

Compensatory stock options earned by non-employees	—	—	—	63,300	—	63,300

Net loss	—	—	—	—	(9,304,216)	(9,304,216)

Balance at June 30, 1999	14,565,937	145,659	72,514,583	(253,200)	(48,719,997)	23,687,045

Exercise of Common Stock options	707,601	7,076	2,088,539	—	—	2,095,615

Issuance of Common Stock, net of offering costs	900,000	9,000	10,344,905	—	—	10,353,905

Compensatory stock options canceled	—	—	(101,280)	101,280	—	—

Compensatory stock options earned by non-employees	—	—	—	55,509	—	55,509

Net loss	—	—	—	—	(6,767,206)	(6,767,206)

Balance at June 30, 2000	16,173,538	$161,735	$84,846,747	$(96,411)	$(55,487,203)	$29,424,868

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30,

	1998	1999	2000

Operating activities

Net loss	$(14,088,568)	$(9,304,216)	$(6,767,206)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization of property and equipment	1,068,211	951,364	1,011,973

Amortization of intangible assets	385,679	150,086	150,087

Compensation expense related to stock options	—	63,300	55,509

Cumulative effect of a change in accounting principle	1,914,499	—	—

Gain on sale of product line	—	—	(514,979)

Changes in operating assets and liabilities:

Accounts receivable	647,918	715,687	(2,430,741)

Inventories	(1,132,122)	1,547,736	(1,591,108)

Prepaid expenses and other current assets	(114,338)	(827,518)	480,347

Deposits and other assets	37,648	(3,241)	(742,765)

Accounts payable	330,352	79,142	1,324,751

Accrued expenses	(229,973)	267,747	216,789

Accrued payroll	152,935	352,746	318,368

Accrued rent	(46,278)	(54,340)	—

Deferred rent	(25,338)	(11,980)	78,756

Net cash used in operating activities	(11,099,375)	(6,073,487)	(8,410,219)

Investing activities

Purchases of short-term investments	(14,634,204)	(8,183,962)	(24,244,627)

Sales of short-term investments	18,513,915	11,018,450	15,912,892

Capital expenditures	(2,480,907)	(933,934)	(2,306,983)

Proceeds from the sale of a product line	—	—	200,000

Additions to goodwill and intangible assets	(4,321)	—	—

Net cash provided by (used in) investing activities	1,394,483	1,900,554	(10,438,718)

Financing activities

Net proceeds from issuance of Common Stock	20,654,415	—	10,353,905

Exercise of Common Stock options	266,652	329,262	2,095,615

Principal repayments on debt	(1,338,236)	(552,717)	—

Net cash provided by (used in) financing activities	19,582,831	(223,455)	12,449,520

Net increase (decrease) in cash and cash equivalents	9,877,939	(4,396,388)	(6,399,417)

Cash and cash equivalents at beginning of year	8,452,864	18,330,803	13,934,415

Cash and cash equivalents at end of year	$18,330,803	$13,934,415	$7,534,998

Supplemental cash flow information

Interest paid	$206,000	$30,000	$1,000

See accompanying notes.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Organization and Nature of Operations

      Digene Corporation (the “Company” or “Digene”) was incorporated in the state of Delaware in 1987. The Company develops, manufactures and markets its proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture® Gene Analysis System and tests in three areas: women’s cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. The Company’s lead product, the Hybrid Capture 2 HPV Test is the only FDA-approved test for the detection of human papillomavirus (“HPV”), which is the cause of greater than 99% of cervical cancer cases. In addition, Digene has developed and launched tests internationally for the detection and viral load monitoring of major blood viruses, including cytomegalovirus and hepatitis B virus (“HBV”), and tests for the detection of two of the most common sexually transmitted infections, chlamydia and gonorrhea.

      On June 28, 1996, the Company entered into a joint venture agreement with a Brazilian national to establish Digene do Brasil LTDA, a majority-owned subsidiary of the Company. On October 29, 1997, the Company established a wholly owned subsidiary, Digene B.V., for the distribution of the Company’s products in Europe. On March 3, 1998, the Company established a wholly owned subsidiary, Digene Europe, Inc., for the marketing of the Company’s products in Europe. On July 1, 1998, the Company acquired Viropath B.V., a company with limited liability, registered in Amsterdam, The Netherlands.

2.  Summary of Significant Accounting Policies

Management Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

      The accompanying financial statements include the accounts of Digene and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash equivalents, which are stated at cost, consist of highly liquid investments with original maturities of three months or less.

Short-Term Investments

      The Company classifies its short-term investments as available-for-sale. Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the consolidated balance sheets. As of June 30, 1999 and 2000, short-term investments are stated at cost, which approximates market.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  Summary of Significant Accounting Policies — (Continued)

Concentration of Credit Risk

      The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management’s expectations.

Impairment of Long-Lived Assets

      In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared with the asset’s carrying amount to determine if a write-down is required. If a write-down were required, the Company would prepare a discounted cash flow analysis to determine the amount of the write-down.

Revenue Recognition

      Revenue from product sales is recognized upon shipment of goods. Revenue from research and development contracts is recognized as research and development activities are performed.

Significant Customers

      For the years ended June 30, 1998, 1999 and 2000, the Company generated 42%, 50%, and 39%, respectively, of total revenues from a single customer.

Comprehensive Income

      Comprehensive income (loss) includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to stockholders. For the years ended June 30, 1998, 1999 and 2000, the Company’s net loss approximates its comprehensive loss; accordingly, no separate disclosure of comprehensive loss is presented.

Foreign Currency Valuation

      The local currency is the functional currency for most of the Company’s international subsidiaries and, as such, assets and liabilities are translated into United States dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are not considered as material and have been recognized in the Consolidated Statements of Operations.

Research and Development

      The Company expenses its research and development costs as incurred.

Advertising Costs

      The Company expenses advertising costs as incurred. Advertising costs amounted to approximately $215,000, $309,000 and $76,000 during fiscal 1998, 1999 and 2000, respectively.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.  Summary of Significant Accounting Policies — (Continued)

Income Taxes

      The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share

      The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share”, which requires the Company to present basic and fully diluted earnings per share. The Company’s basic and diluted loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during all periods presented.

Stock-Based Compensation

      The Company accounts for its stock-based compensation in accordance with the provisions of APB No. 25 and has provided the pro forma disclosures of net loss and net loss per share in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) in Note 13 to these Financial Statements.

Change in Accounting Principle

      In April 1998, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants issued Statement of Position 98-5, “Reporting the Costs of Start-up Activities” (“SOP 98-5”), which requires that costs related to start-up activities be expensed as incurred. Prior to 1998, the Company capitalized $2,497,172 for the acquisition of HPV customer lists from International Murex Technologies Corporation (together with its affiliates, “Murex”) pursuant to a Customer Transfer Agreement (See Note 4). Effective April 1, 1998, the Company elected early adoption of SOP 98-5. The effect of adoption of SOP 98-5 was to increase net loss by $1,914,499 to expense costs that had been capitalized prior to 1998.

New SEC Interpretations

      In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (“SAB 101”) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB Opinion No. 20, “Accounting Changes.” The adoption of SAB 101 is not expected to have a material impact on the Company’s consolidated financial statements.

3.  Marketing and Distribution Agreement

      On April 17, 1998, Abbott Laboratories (“Abbott”) and Murex entered into an agreement pursuant to which Abbott acquired all of the outstanding shares of Murex’s common stock. Effective May 7, 1999, the Company entered into a Marketing and Distribution Agreement (“Abbott Agreement”) with Abbott, which formed an exclusive marketing alliance for the Company’s women’s health and blood virus testing products in certain geographic areas. The

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.  Marketing and Distribution Agreement — (Continued)

Abbott Agreement calls for Abbott to assume sales and marketing responsibility for all of the Company’s Hybrid Capture products in Europe, the Middle East and Africa and for the Company’s Hybrid Capture 2 chlamydia and gonorrhea tests in the United States. The Abbott Agreement replaces all previous agreements between the Company and Murex. In connection with these previous agreements, Murex owned an equity interest in the Company. This equity interest was sold by Murex during fiscal 1998. Abbott will act as the sole distributor for the Company’s HBV and HPV products in Europe, the Middle East and Africa through at least December 31, 2003. Abbott will act as the sole distributor in the United States for the Company’s Hybrid Capture chlamydia and gonorrhea tests for at least five calendar years after their commercial launch in the United States.

4.  Customer Transfer Agreement

      Effective February 1, 1997, the Company acquired Murex’s HPV customer lists for approximately $2,500,000 in exchange for promissory notes in the aggregate amount of $1,702,750 and cash of $1,000,000 pursuant to a Customer Transfer Agreement. In accordance with an agency agreement, which was superseded by the Abbott Agreement, the Company agreed to pay to Murex costs of approximately $853,000 over eleven months, which costs were expensed during the year ended June 30, 1997. The intangible asset recorded to account for the Murex customer lists was written off during 1998 (See Note 2 — “Change in Accounting Principle”).

      The unsecured notes payable to Murex in conjunction with the Company’s acquisition of Murex’s HPV customer list were noninterest-bearing and were discounted at 10%. The Company made payments totaling $1,420,000 and $557,750 and incurred interest expense of $128,830 and $20,326 for the years ended June 30, 1998 and 1999, respectively.

5.  Acquisition of Viropath B.V.

      On July 1, 1998, the Company issued 181,884 shares of its Common Stock, par value $0.01 per share, as consideration for its purchase of all of the outstanding capital stock of Viropath B.V., a company with limited liability, registered at Amsterdam, The Netherlands (“Viropath”). The 181,884 shares of the Company’s Common Stock were recorded at $8.247 per share, in accordance with the Stock Purchase Agreement, and resulted in total consideration of approximately $1.5 million. In accordance with the Stock Purchase Agreement, seventy percent of these shares were held in escrow until July 1, 1999. The Company held the remaining thirty percent of these shares in escrow until January 1, 2000. In addition, the Company is obligated to pay royalties on future sales of Viropath’s licensed products, not to exceed $1 million. Through June 30, 2000 the Company has not been required to pay any such royalties. The acquisition was accounted for using the purchase method and resulted in an excess of purchase price over the fair value of net assets acquired of approximately $1.5 million, which the Company recorded as goodwill, which will be amortized over ten years using the straight-line method. As of June 30, 2000, goodwill and the related accumulated amortization were $1,500,860 and $300,173, respectively. The results of operations of Viropath have been consolidated with those of the Company since the date of acquisition. The operating results of Viropath are not considered as material to the consolidated financial statements of the Company, and accordingly, pro forma financial information has not been presented for this acquisition.

      In addition, the Company granted options to purchase an aggregate of 50,000 shares of its Common Stock to the three Viropath individual shareholders in connection with their execution of

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Acquisition of Viropath B.V. — (Continued)

consulting agreements with the Company. The options are exercisable in equal installments on each of June 30, 1999, 2000, 2001, 2002 and 2003 at an exercise price of $9.75 per share. The options expire on June 29, 2008. The options were compensatory options and were valued on July 1, 1998 at approximately $316,500. This amount will be expensed over the vesting period of the options. During fiscal 1999 and 2000, the Company recognized $63,300 and $55,509 of compensation expense related to these options, respectively. In February 2000, one of these option holders died and his unvested options expired. The total amount of the expired options, which was $101,280, was reversed from deferred stock compensation.

6.  Sale of a Product Line

      On March 24, 2000, the Company completed the sale of its Molecular Biology Reagents (“MBR”) product line and related assets to KD Medical, Inc. This transaction involved the sale of the Company’s MBR product line and the associated manufacturing equipment, as well as the raw material and finished goods inventory for the product line. As consideration for this sale, the Company received $200,000 in cash and a promissory note in the amount of $400,000 payable in monthly installments of $20,000 plus 8% accrued interest from July 1, 2000 through February 1, 2002. A gain of approximately $515,000 was recorded on the sale of this product line and is included in the Other income (expense) line of the Consolidated Statements of Operations.

7.  Inventories

      Inventories are stated at the lower of cost or market on a first-in, first-out basis.

      Inventories consist of the following:

	June 30,

	1999	2000

Finished goods	$1,100,661	$1,737,163

Work in process	1,636,552	2,622,741

Raw materials	894,537	1,295,015

	3,631,750	5,654,919

Obsolescence reserve	(737,540)	(1,254,622)

	$2,894,210	$4,400,297

8.  Property and Equipment

      Property and equipment, including leasehold improvements, are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.  Property and Equipment — (Continued)

      Property and equipment consist of the following:

	June 30,

	1999	2000

Furniture, fixtures and office equipment	$1,413,735	$1,769,017

Machinery and equipment	3,287,618	5,098,655

Leasehold improvements	925,415	103,798

	5,626,768	6,971,470

Accumulated depreciation and amortization	(3,889,690)	(3,939,382)

	$1,737,078	$3,032,088

9.  Income Taxes

      Significant components of the provision for income taxes of operations consist of the following:

	Year ended June 30,

	1998	1999	2000

Current:

Federal	$—	$—	$—

State	—	—	—

Foreign	48,463	149,069	184,368

Total current	48,463	149,069	184,368

Deferred:

Federal	—	—	—

State	—	—	—

Foreign	—	—	—

Total deferred	—	—	—

Total provision for income taxes	$48,463	$149,069	$184,368

      There is no net tax benefit recorded for the change in accounting principle because such benefit creates a deferred tax asset, which the Company has fully reserved.

      The components of income (loss) from operations before income taxes are as follows:

	Year ended June 30,

	1998	1999	2000

United States	$(9,971,255)	$(9,018,900)	$(6,968,850)

Foreign	(2,154,351)	(136,247)	386,012

	$(12,125,606)	$(9,155,147)	$(6,582,838)

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.  Income Taxes — (Continued)

      The following is a summary of the items which caused recorded income taxes attributable to continuing operations to differ from taxes computed using the statutory federal income tax rate for the years ended June 30, 1998, 1999, and 2000:

	June 30,

	1998	1999	2000

Tax benefit at statutory rate	$(4,244,000)	$(3,204,000)	$(2,290,000)

Effect of:

State income tax, net	(606,000)	(458,000)	(327,000)

Foreign tax	48,463	149,069	184,368

Options	(1,005,000)	(863,000)	(863,000)

Other	114,000	55,000	(271,000)

Foreign losses not used	861,000	37,000	—

Valuation allowance	4,880,000	4,433,000	3,751,000

Provision for income taxes	$48,463	$149,069	$184,368

      The Company’s net deferred tax assets are as follows:

	June 30,

	1999	2000

Net operating loss carryforwards	$16,840,000	$20,180,000

Research and development credits	1,083,000	1,295,000

Patent costs, net	491,000	365,000

Research and developmental deferral, net	1,125,000	986,000

Murex customer lists	857,000	754,000

Reserves	369,000	814,000

Other	1,199,000	1,321,000

Deferred tax assets	21,964,000	25,715,000

Valuation allowance	(21,964,000)	(25,715,000)

Net deferred tax assets	$—	$—

      The Company recognized a tax provision of $149,069 and $184,368 for the years ended June 30, 1999 and 2000, respectively, which related to the Company’s foreign operations. At June 30, 2000, the Company had tax net operating loss carryforwards for income tax purposes of approximately $50 million. Approximately $9.8 million of the net operating loss carryforwards is attributable to exercised stock options, the benefit of which, when realized, will directly increase additional paid-in capital. At June 30, 2000, the Company also had research and development credit carryforwards of approximately $1,295,000. In 1990, the Company experienced a change in ownership pursuant to Section 382 of the Internal Revenue Code, which will cause the utilization of pre-change losses and credits to be limited. Subject to this limitation, the Company’s net operating loss carryforwards and tax credits expire, if unused, at various dates from 2003 through 2020. Realization of total deferred tax assets is contingent upon the generation of future taxable income. Because of the uncertainty of realization of these tax benefits, the Company has provided a valuation allowance for the full amount of its deferred tax assets.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.  Lease Commitments

      In January 2000, the Company moved into a new facility in Gaithersburg, Maryland, compromising a total of approximately 90,000 square feet. The lease for the new facility has a ten-year term and the Company has two consecutive rights to extend the term of the lease for five years each. The former Beltsville executive office and manufacturing facility lease expired upon completion of the move to the new facility. In addition, the lease on the Company’s research and development facility in Silver Spring, Maryland terminated upon the Company’s relocation of those activities to the new facility in January 2000.

      In December 1999, the Company established an equipment leasing facility with Mellon US Leasing with a total commitment of $750,000. The Company used such facility to fund furniture and equipment leases, including telecommunications equipment, for its new leased facility in Gaithersburg, Maryland. As of June 30, 2000, when this commitment expired, the Company had used approximately $571,000 of the commitment. All of the equipment and furnishings leased under this agreement have been accounted for as operating leases.

      In February 2000, the Company received an equipment loan facility of $1,000,000 from the State of Maryland. Approximately $503,000 worth of fixed asset additions, previously financed with cash, was converted to this facility during July 2000. The remaining $497,000 in funding available was applied for during August 2000.

      On July 6, 2000, the Company entered into a rental agreement to renew the lease of its London, England facility. The term of the lease is for 4 years and 7 months beginning July 1, 1999 and ending January 31, 2004.

      Future minimum rental commitments under these and other operating lease agreements are as follows as of June 30, 2000:

2001	$2,782,321

2002	2,828,159

2003	2,782,122

2004	2,607,820

2005	2,550,991

Thereafter	12,784,735

$26,336,148

      Rent expense under these leases was $763,126, $678,394, and $2,144,945 for the years ended June 30, 1998, 1999 and 2000, respectively.

11.  Employment Agreements

      The Company has executed employment agreements with certain key executives under which the Company is required to pay the following base salaries over the next three years:

2001	$427,500

2002	124,493

2003	—

$551,993

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.  Common Stock

      On December 23, 1999, the Company and certain of its stockholders completed a private placement of 1,500,000 shares of Common Stock to selected institutional and other accredited investors at $13.00 per share. Of these shares, 900,000 were sold by the Company and 600,000 were sold by the selling stockholders. The net proceeds to the Company, after placement agent fees and expenses, were approximately $10,354,000.

13.  Common Stock Options

      In March 1996, the Company adopted the Digene Corporation Omnibus Plan (the “Omnibus Plan”). Pursuant to the Omnibus Plan, officers or other employees of the Company may receive options to purchase Common Stock. The Omnibus Plan is administered by the Compensation Committee. 2,000,000 shares have been reserved for issuance under the Omnibus Plan.

      In October 1996, the Company adopted the Digene Corporation Directors’ Stock Option Plan (the “Directors’ Plan”). Pursuant to the Directors’ Plan, directors of the Company may receive options to purchase Common Stock. The Directors’ Plan is administered by the Board of Directors. 500,000 shares have been reserved for issuance under the Directors’ Plan.

      In September 1997, the Company adopted the Digene Corporation 1997 Stock Option Plan (the “1997 Stock Option Plan”). Pursuant to the 1997 Stock Option Plan, consultants and other non-employees of the Company may receive options to purchase Common Stock. The 1997 Stock Option Plan is administered by the Board of Directors. 500,000 shares have been reserved for issuance under the 1997 Stock Option Plan.

      In October 1999, the Company adopted the Digene 1999 Incentive Plan (the “1999 Plan”). Pursuant to the 1999 Plan, employees of the Company and its subsidiaries may receive options to purchase Common Stock and other Common Stock awards. The 1999 Plan is administered by the Compensation Committee. 1,000,000 shares have been reserved for issuance under the 1999 Plan.

      Prior to March 1996, the Company had adopted Stock Option Plans (the “Option Plans”) under which 2,622,821 shares of Common Stock were reserved for issuance upon exercise of options granted to employees, officers and consultants of the Company. The Option Plans provide for grants of stock options to employees (including officers and employee directors), directors and consultants of the Company. The Option Plans were previously administered by the Board of Directors and presently are administered by the Compensation Committee, which determined recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof. The Company does not intend to grant further options under these Option Plans.

      The terms of all stock options granted may not exceed ten years. The exercise price of options granted, as determined by the Compensation Committee, approximates fair market value at the time of the grant.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.  Common Stock Options — (Continued)

      Common Stock options activity is as follows:

	Year ended June 30,

	1998		1999		2000

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	2,812,333	$5.43	2,712,162	$6.42	3,177,529	$7.31

Options granted	486,500	11.69	933,250	8.77	607,500	16.38

Options exercised	(287,778)	0.93	(266,745)	1.23	(707,601)	2.96

Options canceled or expired	(298,893)	11.15	(201,138)	10.17	(82,341)	11.29

Outstanding at end of year	2,712,162	6.42	3,177,529	7.31	2,995,087	10.06

Options exercisable at year-end	1,131,492	1.81	1,434,192	4.72	1,278,648	7.54

      The following table summarizes information about fixed-price stock options outstanding at June 30, 2000:

	Options Outstanding

Range of	Number Outstanding	Average Remaining	Weighted-Average
Exercise Prices	at June 30, 2000	Contractual Life	Exercise Price

$0.010–$ 2.00	132,859	0.5	$1.28

$ 2.01–$ 5.00	156,855	0.5	2.31

$ 5.01–$ 8.00	318,857	7.8	6.50

$ 8.01–$11.00	1,594,416	6.8	9.55

$11.01–$15.00	692,600	8.7	13.07

$15.01–$39.38	99,500	9.7	32.60

	2,995,087	6.8	10.06

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Options Exercisable

Range of	Number Exercisable	Weighted-Average
Exercise Prices	at June 30, 2000	Exercise Price

$0.010–$ 2.00	132,859	$1.28

$ 2.01–$ 5.00	146,786	2.28

$ 5.01–$ 8.00	140,293	6.36

$ 8.01–$11.00	831,810	9.49

$11.01–$15.00	26,900	13.16

$15.01–$39.38	—	—

	1,278,648	7.54

      If compensation cost for the Company’s stock option plans had been determined based upon the fair market value at the grant date for awards under the plans consistent with the methodology prescribed under SFAS No. 123, the Company’s net loss in fiscal 1998, 1999 and 2000 would have been approximately $16,574,000, $12,842,000, and $13,251,000 or $1.25, $0.89, and $0.86 per share, respectively. The effect of applying SFAS No. 123 on 1998, 1999 and 2000 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, (1) the vesting period of the stock options and (2) the fair market value of additional stock options in future years.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants:

	Year ended June 30,

	1998	1999	2000

Dividend yield	0.00%	0.00%	0.00%

Expected volatility	73%	77%	77%

Risk-free interest rate	6.5%	6.0%	6.0%

Expected life of the option term (in years)	5.5	6.1	5.8

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.  Common Stock Options — (Continued)

      The weighted average fair values of the options granted during the years ended June 30, 1998, 1999 and 2000 were $7.99, $6.26, and $11.84, respectively.

14.  Net Loss Per Share

      The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended June 30,

	1998	1999	2000

Numerator:

Net loss	$(14,088,568)	$(9,304,215)	$(6,767,206)

Denominator:

Denominator for basic and diluted earnings per share — weighted-average shares	13,235,901	14,353,720	15,295,798

Basic and diluted net loss per share	$(1.06)	$(0.65)	$(0.44)

      The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year ended June 30,

	1998	1999	2000

Basic and diluted loss per common share

Continuing operations	$(0.92)	$(0.65)	$(0.44)

Cumulative effect of a change in accounting principle	(0.14)	(0.00)	(0.00)

Net loss	$(1.06)	$(0.65)	$(0.44)

Weighted average number of common shares outstanding:

Basic and diluted	13,235,901	14,353,720	15,295,798

15.  Retirement Plan

      The Company sponsors a 401(k) Profit Sharing Plan (the “Plan”), which covers all employees who have completed 90 days of service. The Plan stipulates that employees may elect an amount between 1% and 20% of their total compensation to contribute to the Plan. Employee contributions are subject to Internal Revenue Service limitations. All employees who have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year are eligible to share in discretionary Company contributions. Employees vest in employer contributions over five years. No contributions were made by the Company during the years ended June 30, 1998, 1999 and 2000.

16.  Other Commitments and Contingencies

      The Company’s access to various probes, diagnostic techniques and a key product component were acquired under agreements requiring the Company to pay future royalties up to

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.  Other Commitments and Contingencies — (Continued)

approximately 4.0% of applicable future net sales on certain products. During fiscal 1998, 1999 and 2000, total royalties amounted to $769,930, $655,062, and $947,628, respectively.

17.  Segment Reporting

      The Company operates one business segment, which develops, manufactures and markets proprietary DNA and RNA testing systems for the detection, screening and monitoring of human diseases. Worldwide operations are summarized by geographic region in the following table:

	1998		1999		2000

	Assets	Revenues	Assets	Revenues	Assets	Revenues

North America	$34,396,189	$4,776,036	$27,575,447	$5,930,026	$34,568,195	9,880,710

Europe	445,434	4,938,758	165,583	9,055,571	610,883	9,957,338

South America	597,915	1,619,334	367,449	1,860,242	605,888	1,746,724

Pacific Rim	—	674,817	—	621,260	—	1,459,198

	$35,439,538	$12,008,945	$28,108,479	$17,467,099	$35,784,966	$23,043,970

DIGENE CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2000	2000

	(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$6,640,553	$7,534,998

Short-term investments	11,494,811	12,678,819

Accounts receivable, less allowance of approximately $253,000 and $263,000 at December 31, 2000 and June 30, 2000, respectively	4,226,465	4,787,278

Note receivable, short-term	320,000	240,000

Inventories	5,338,572	4,400,297

Prepaid expenses and other current assets	1,005,102	907,877

Total current assets	29,025,503	30,549,269

Note receivable, net of current portion	40,000	160,000

Property and equipment, net	3,399,544	3,032,088

Intangible assets, net	1,125,644	1,200,687

Deposits	851,411	842,922

Total assets	$34,442,102	$35,784,966

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$2,955,525	$3,828,138

Accrued expenses	1,008,912	1,026,600

Accrued payroll	1,001,176	1,426,604

Total current liabilities	4,965,613	6,281,342

Long-term debt	1,000,000	—

Deferred rent	165,236	78,756

Stockholders’ equity:

Preferred stock $0.10 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—

Common stock, $.01 par value, 50,000,000 shares authorized, 16,628,467 and 16,173,538 shares issued and outstanding at December 31, 2000 and June 30, 2000, respectively	166,285	161,735

Additional paid-in capital	87,205,837	84,846,747

Deferred stock compensation	(80,343)	(96,411)

Accumulated deficit	(58,980,526)	(55,487,203)

Total stockholders’ equity	28,311,253	29,424,868

Total liabilities and stockholders’ equity	$34,442,102	$35,784,966

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2000	1999	2000	1999

	(Unaudited)		(Unaudited)

Revenues:

Product sales	$7,724,166	$5,089,414	$14,392,035	$10,179,779

Research and development contracts	31,090	162,314	535,237	289,645

Total revenues	7,755,256	5,251,728	14,927,272	10,469,424

Costs and expenses:

Cost of product sales	3,112,809	1,633,273	6,024,672	3,309,967

Research and development	1,841,600	1,227,932	3,947,251	2,377,700

Selling and marketing	2,840,879	2,445,326	5,282,915	4,750,152

General and administrative	1,827,927	1,640,594	3,607,746	2,928,321

Amortization of intangible assets	37,522	37,522	75,043	75,043

Loss from operations	(1,905,481)	(1,732,919)	(4,010,355)	(2,971,759)

Other income (expense):

Other income (expense)	29,135	(9,456)	(2,941)	(39,350)

Interest income	266,014	220,859	578,693	425,530

Interest expense	(63)	—	(903)	(98)

Loss from operations before income taxes	(1,610,395)	(1,521,516)	(3,435,506)	(2,585,677)

Provision for income taxes	(32,584)	55,147	57,817	118,614

Net loss	$(1,577,811)	$(1,576,663)	$(3,493,323)	$(2,704,291)

Basic and diluted net loss per share	$(0.10)	$(0.11)	$(0.21)	$(0.18)

Weighted average shares outstanding	16,556,713	14,715,576	16,404,165	14,647,494

See accompanying notes.

DIGENE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31,

	2000	1999

	(Unaudited)

Operating activities

Net loss	$(3,493,323)	$(2,704,291)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization of property and equipment	692,948	496,933

Amortization of intangible assets	75,043	75,044

Compensation expense related to stock options	16,068	31,650

Changes in operating assets and liabilities:

Accounts receivable	560,813	(683,714)

Inventories	(938,275)	(566,857)

Prepaid expenses and other current assets	(97,225)	(171,948)

Deposits	(8,489)	(818,985)

Accounts payable	(872,613)	1,244,801

Accrued expenses	(17,688)	142,149

Accrued payroll	(425,428)	(372,134)

Deferred rent	86,480	—

Net cash used in operating activities	(4,421,689)	(3,327,352)

Investing activities

Purchases of short-term investments	(6,154,876)	(16,877,397)

Maturities of short-term investments	7,338,884	4,932,375

Capital expenditures	(1,060,404)	(496,559)

Net cash provided by (used in) investing activities	123,604	(12,441,581)

Financing activities

Net proceeds from issuance of Common Stock	—	10,403,904

Exercise of common stock options	2,363,640	578,424

Payments received on note receivable	40,000	—

Proceeds from notes payable	1,000,000	—

Net cash provided by financing activities	3,403,640	10,982,328

Net decrease in cash and cash equivalents	(894,445)	(4,786,605)

Cash and cash equivalents at beginning of period	7,534,998	13,934,415

Cash and cash equivalents at end of period	$6,640,553	$9,147,810

See accompanying notes.

DIGENE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of Presentation

      The consolidated financial statements for the three- and six-month periods ended December 31, 2000 and 1999 are unaudited and include all adjustments which, in the opinion of management, are necessary to present fairly the results of operations for the periods then ended. All such adjustments are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended June 30, 2000 filed with the Securities and Exchange Commission.

      The results of our operations for any interim period are not necessarily indicative of the results of our operations for any other interim period or for a full fiscal year.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

2,500,000 Shares

Digene Corporation

Common Stock

Goldman, Sachs & Co.

SG Cowen

ABN AMRO Rothschild LLC

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item  14.  Other Expenses of Issuance and Distribution.

      The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, represent estimates only.

Estimated

SEC registration fee	$28,122

NASD filing fee (including legal fees and expenses)	36,784

Nasdaq listing fee	17,500

Transfer agent fees	7,500

Printing and engraving expenses	175,000

Accounting fees and expenses	40,000

“Blue Sky” fees and expenses (including legal fees)	2,000

Legal fees and expenses	300,000

Miscellaneous fees and expenses	18,094

Total	$625,000

Item  15.  Indemnification of Directors and Officers.

      Our Amended and Restated Certificate of Incorporation provides that we will, to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify any person who is or was an officer or director of Digene Corporation, as well as any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. In addition, our Amended and Restated Certificate of Incorporation eliminates personal liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time.

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and any person serving in such capacity for another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

      Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds; or

•	for any transaction from which the director derived an improper personal benefit.

No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision become effective.

      We maintain directors’ and officers’ liability insurance that provides for indemnification of our directors and officers against damages arising out of certain kinds of claims that may be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item  16.  Exhibits and Financial Statement Schedules.

Exhibit
Number		Description

1.1	*	Underwriting Agreement.
4.1		Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968)).
4.2		Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968)).
4.3		Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended June 30, 1999).
5.1	**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	***	Co-Promotion Agreement between Digene and Cytyc Corporation, dated January 17, 2001.
23.1	**	Consent of Ernst & Young LLP, Independent Auditors.
23.2	**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

*	To be filed by amendment.

**	Filed herewith.

***	Confidential treatment has been requested for certain provisions thereof pursuant to a confidential treatment request filed February 7, 2001. Such provisions have been filed separately with the Commission.

Item  17.  Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

      (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to the Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and/or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      Provided, however, that paragraphs (1)(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (4)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration as of the time it was declared effective.

      (5)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on February 7, 2001.

DIGENE CORPORATION

By: /s/ EVAN JONES
Evan Jones, Chairman and
Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Evan Jones and Charles M. Fleischman and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ EVAN JONES Evan Jones	Chairman and Chief Executive Officer (principal executive officer)	February 7, 2001
/s/ CHARLES M. FLEISCHMAN Charles M. Fleischman	President, Chief Operating Officer, Chief Financial Officer and Director (principal financial officer)	February 7, 2001
/s/ JOSEPH P. SLATTERY Joseph P. Slattery	Vice President, Finance (principal accounting officer)	February 7, 2001
/s/ WAYNE T. HOCKMEYER Wayne T. Hockmeyer	Director	February 7, 2001
/s/ JOHN H. LANDON John H. Landon	Director	February 7, 2001

Signature	Title	Date

/s/ JOSEPH M. MIGLIARA Joseph M. Migliara	Director	February 7, 2001
/s/ JOHN J. WHITEHEAD John J. Whitehead	Director	February 7, 2001

EXHIBIT INDEX

Exhibit
Number		Description

1.1	*	Underwriting Agreement.
4.1		Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968)).
4.2		Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (File No. 333-2968)).
4.3		Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended June 30, 1999).
5.1	**	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
10.1	***	Co-Promotion Agreement between Digene and Cytyc Corporation, dated January 17, 2001.
23.1	**	Consent of Ernst & Young LLP, Independent Auditors.
23.2	**	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney (included on signature page).

*	To be filed by amendment.

**	Filed herewith.

***	Confidential treatment has been requested for certain provisions thereof pursuant to a confidential treatment request filed February 7, 2001. Such provisions have been filed separately with the Commission.